UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1 to

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the amended and restated financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended March 31, 2004, which was originally furnished to the Securities and Exchange Commission on May 25, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________
Octavio Ornelas Esquinca
Managing Director of Finance and Treasury

Date:

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT DECEMBER 31, 2003 AND 2002

(Thousands of Pesos) CONSOLIDATED

AUDITED INFORMATION Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**845,471,804**	**100**	**767,720,043**	**100**
2	**CURRENT ASSETS**	**171,026,883**	**21**	**128,597,558**	**17**
3	CASH AND SHORT-TERM INVESTMENTS	73,336,397	9	45,621,193	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	31,373,649	4	30,017,789	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	38,839,183	5	27,556,388	4
6	INVENTORIES	27,477,654	3	25,402,188	3
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG - TERM**	**10,798,257**	**1**	**9,121,649**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	9,408,083	1	7,254,479	1
11	OTHER INVESTMENTS	1,390,174	0	1,867,170	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**539,219,391**	**63**	**503,499,976**	**66**
13	PROPERTY	286,541,096	34	241,741,856	31
14	MACHINERY AND INDUSTRIAL	585,255,752	70	507,393,085	66
15	OTHER EQUIPMENT	36,900,841	4	34,325,417	4
16	ACCUMULATED DEPRECIATION	453,501,524	56	425,315,442	55
17	CONSTRUCTION IN PROCESS	84,023,226	10	145,355,060	19
18	**DEFERRED ASSETS (NET)**	**5,118,052**	**1**	**6,435,857**	**1**
19	**OTHER ASSETS**	**119,309,221**	**14**	**120,065,003**	**16**
20	**TOTAL LIABILITIES**	**799,610,991**	**100**	**663,814,395**	**100**
21	**CURRENT LIABILITIES**	**136,915,791**	**17**	**118,318,347**	**18**
22	SUPPLIERS	33,541,237	4	30,434,568	5
23	BANK LOANS	52,662,108	7	47,071,647	7
24	STOCK MARKET LOANS	6,728,518	1	6,033,766	1
25	TAXES TO BE PAID	36,643,996	5	27,778,263	4
26	OTHER CURRENT LIABILITIES	7,339,932	1	7,000,103	1
27	**LONG - TERM LIABILITIES**	**357,209,755**	**45**	**272,320,975**	**41**
28	BANK LOANS	170,292,540	22	152,112,420	23
29	STOCK MARKET LOANS	186,917,215	24	120,208,555	18
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**864,304**	**0**	**918,996**	**0**
32	**OTHER LIABILITIES**	**304,621,141**	**37**	**272,256,077**	**41**
33	**CONSOLIDATED EQUITY**	**45,860,813**	**100**	**103,905,648**	**100**
34	**MINORITY PARTICIPATION**				
35	**MAJORITARY CONSOLIDATED EQUITY**	**45,860,813**	**100**	**103,905,648**	**100**
36	**CONTRIBUTED EQUITY**	**82,620,239**	**180**	**82,620,239**	**80**
37	PAID-IN CAPITAL STOCK (NOMINAL)	82,620,239	180	82,620,239	80
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	0	0	0	0
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**-36,759,426**	**-80**	**21,285,409**	**20**
42	RETAINED EARNINGS AND CAPITAL RESERVE	-126,372,592	-276	-78,762,713	-76
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	130,257,529	284	124,622,162	120
45	**NET INCOME FOR THE YEAR**	**-40,644,363**	**-89**	**-24,574,040**	**(24)**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

AUDITED INFORMATION Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT- TERM INVESTMENTS**	**73,336,397**	**100**	**45,621,193**	**100**
46	CASH	21,786,162	30	18,657,214	41
47	SHORT-TERM INVESTMENTS	51,550,235	70	26,963,979	59
18	**DEFERRED ASSETS (NET)**	**5,118,052**	**100**	**6,435,857**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	5,118,052	100	6,435,857	100
21	**CURRENT LIABILITIES**	**136,915,791**	**100**	**118,318,347**	**100**
52	FOREIGN CURRENCY LIABILITIES	54,511,534	40	48,401,229	41
53	MEXICAN PESOS LIABILITIES	82,404,257	60	69,917,118	59
24	**STOCK MARKET LOANS**	**6,728,518**	**100**	**6,033,766**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	6,728,518	100	6,033,766	100
26	**OTHER CURRENT LIABILITIES**	**7,339,932**	**100**	**7,000,103**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	7,339,932	100	7,000,103	100
27	**LONG - TERM LIABILITIES**	**357,209,755**	**100**	**272,320,975**	**100**
59	FOREIGN CURRENCY LIABILITIES	336,487,533	94	265,042,620	97
60	MEXICAN PESOS LIABILITIES	20,722,222	6	7,278,355	3
29	**STOCK MARKET LOANS**	**186,917,215**	**100**	**120,208,555**	**100**
61	BONDS	186,917,215	100	120,208,555	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**864,304**	**100**	**918,996**	**100**
65	NEGATIVE GOODWILL	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

AUDITED INFORMATION Final printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	864,304	100	918,996	100
32	**OTHER LIABILITIES**	**304,621,141**	**100**	**272,256,077**	**100**
68	RESERVES	300,266,754	99	267,748,989	98
69	OTHERS LIABILITIES	4,354,387	1	4,507,088	2
44	**EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY**	**130,257,529**	**100**	**124,622,162**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	130,257,529	100	124,622,162	100
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

AUDITED INFORMATION Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	34,111,092	10,279,211
73	PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	0	0
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO DECEMBER 31, 2003 AND 2002

(Thousands of Pesos)

AUDITED INFORMATION Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**625,428,654**	**100**	**514,849,037**	**100**
2	COST OF SALES	207,118,056	33	168,754,035	33
3	**GROSS INCOME**	**418,310,598**	**67**	**346,095,002**	**67**
4	OPERATING EXPENSES	50,743,840	8	50,374,694	10
5	**OPERATING INCOME**	**367,566,758**	**59**	**295,720,308**	**57**
6	TOTAL FINANCING COST	30,742,415	5	6,239,127	1
7	**INCOME AFTER FINANCING COST**	**336,824,343**	**54**	**289,481,181**	**56**
8	OTHER FINANCIAL OPERATIONS	-2,961,012	0	89,423	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**339,785,355**	**54**	**289,391,758**	**56**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	382,442,500	61	313,965,798	61
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**-42,657,145**	**-7**	**-24,574,040**	**-5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**-42,657,145**	**-7**	**-24,574,040**	**-5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**-42,657,145**	**-7**	**-24,574,040**	**-5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-2,012,782	0	0	0
18	**NET CONSOLIDATED INCOME**	**-40,644,363**	**-6**	**-24,574,040**	**-5**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**-40,644,363**	**-6**	**-24,574,040**	**-5**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO DECEMBER 30, 2003 AND 2002

(Thousands of Pesos)

AUDITED INFORMATION Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**625,428,654**	**100**	**514,849,037**	**100**
21	DOMESTIC	387,236,585	62	336,081,147	65
22	FOREIGN	238,192,069	38	178,767,890	35
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**30,742,415**	**100**	**6,239,127**	**100**
24	INTEREST PAID	23,487,142	76	20,971,411	336
25	EXCHANGE LOSSES	25,506,359	83	4,431,231	71
26	INTEREST EARNED	6,756,736	22	6,242,644	100
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	-11,494,350	-37	-12,920,871	-207
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**-2,961,012**	**100**	**89,423**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-2,961,012	-100	89,423	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**382,442,500**	**100**	**313,965,798**	**100**
32	INCOME TAX	382,442,500	100	313,965,798	100
33	DEFERRED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

AUDITED INFORMATION Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
36	TOTAL SALES				
37	NET INCOME OF THE YEAR				
38	NET SALES (**)	625,428,654		514,849,037	
39	OPERATION INCOME (**)	367,566,758		295,720,308	
40	NET INCOME OF MAJORITY INTEREST (**)	-40,644,363		-24,574,040	
41	NET CONSOLIDATED INCOME (**)	-40,644,363		-24,574,040	

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM OCTOBER 01 TO DECEMBER 31, 2003 AND 2002

(Thousands of Pesos)

AUDITED INFORMATION Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**172,419,092**	**100**	**168,398,928**	**100**
2	COST OF SALES	66,361,319	38	59,645,423	35
3	**GROSS INCOME**	**106,057,773**	**62**	**108,753,505**	**65**
4	OPERATING EXPENSES	14,332,859	8	17,854,932	11
5	**OPERATING INCOME**	**91,724,914**	**53**	**90,898,573**	**54**
6	TOTAL FINANCING COST	18,675,763	11	-3,541,952	-2
7	**INCOME AFTER FINANCING COST**	**73,049,151**	**42**	**94,440,525**	**56**
8	OTHER FINANCIAL OPERATIONS	828,001	0	4,115,487	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**72,221,150**	**42**	**90,325,038**	**54**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	106,744,613	62	104,377,343	62
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**-34,523,463**	**-20**	**-14,052,305**	**-8**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**-34,523,463**	**-20**	**-14,052,305**	**-8**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**-34,523,463**	**-20**	**-14,052,305**	**-8**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**-34,523,463**	**-20**	**-14,052,305**	**-8**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**-34,523,463**	**-20**	**-14,052,305**	**-8**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM OCTOBER 01 TO DECEMBER 31, 2003 AND 2002

(Thousands of Pesos)

AUDITED INFORMATION Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**172,419,092**	**100**	**168,398,928**	**100**
21	DOMESTIC	106,641,743	62	108,920,077	65
22	FOREIGN	65,777,349	38	59,478,851	35
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**18,675,763**	**100**	**-3,541,952**	**100**
24	INTEREST PAID	9,312,316	50	7,668,099	216
25	EXCHANGE LOSSES	22,905,795	123	5,073,266	143
26	INTEREST EARNED	2,047,998	11	3,362,446	95
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	-11,494,350	-62	-12,920,871	-365
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**828,001**	**100**	**4,115,487**	**100**
29	OTHER NET EXPENSES (INCOME) NET	828,001	100	4,115,487	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**106,744,613**	**100**	**104,377,343**	**100**
32	INCOME TAX	106,744,613	100	104,377,343	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01 TO DECEMBER 31, 2003 AND 2002

(Thousands of Pesos)

AUDITED INFORMATION Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**-40,644,363**	**-24,574,040**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	109,987,071	98,856,254
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**69,342,708**	**74,282,214**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-30,570,191	-14,023,923
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**38,772,517**	**60,258,291**
6	CASH FLOW FROM EXTERNAL FINANCING	69,552,939	67,993,689
7	CASH FLOW FROM INTERNAL FINANCING	-9,982,013	-2,279,004
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**59,570,926**	**65,714,685**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-70,628,239**	**-96,223,968**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	27,715,204	29,749,008
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	45,621,193	15,872,185
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	73,336,397	45,621,193

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

AUDITED INFORMATION Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**109,987,071**	**98,856,254**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	40,544,191	33,814,503
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	38,938,604	39,711,998
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	21,621,054	16,740,243
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	8,883,222	8,589,510
40	+(-) OTHER ITEMS NOT RELATED TO EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-30,570,191**	**-14,023,923**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-12,638,655	-8,260,885
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-2,075,466	-6,446,982
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	396,979	-54,886,659
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	3,106,669	4,602,766
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-19,359,718	50,967,837
6	**CASH FLOW FROM EXTERNAL FINANCING**	**69,552,939**	**67,993,689**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	22,601,396	33,179,520
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	114,892,703	63,053,913
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	12,849,466
27	(-) BANK FINANCING AMORTIZATION	-47,285,548	-38,221,630
28	(-) STOCK MARKET AMORTIZATION	-3,703,593	-2,867,580
29	(-) OTHER FINANCING AMORTIZATION	-16,952,019	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-9,982,013**	**-2,279,004**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	-9,982,013	-2,279,004
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

AUDITED INFORMATION Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-70,628,239**	**-96,223,968**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-131,960,073	-19,633,540
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	61,331,834	-76,590,428
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

RATIOS

AUDITED INFORMATION Final printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
	YIELD				
1	NET INCOME TO NET SALES	-6.50	%	-4.77	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	-88.63	%	-23.65	%
3	NET INCOME TO TOTAL ASSETS (**)	-4.81	%	-3.20	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	-40.62	%	-6.36	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-28.28	%	-52.58	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.74	times	0.67	times
7	NET SALES TO FIXED ASSETS (**)	1.16	times	1.02	times
8	INVENTORIES ROTATION (**)	7.54	times	6.64	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	16	days	18	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	5.64	%	6.44	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	94.58	%	86.47	%
12	TOTAL LIABILITIES TO CONSOLIDATED EQUITY	17.44	times	6.39	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	48.90	%	47.22	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	66.25	%	54.09	%
15	OPERATING INCOME TO INTEREST PAID	15.65	times	14.10	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.78	times	0.78	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.25	times	1.09	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.05	times	0.87	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.21	times	0.19	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	53.56	%	38.56	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	11.09	%	14.43	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-6.85	%	-2.72	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.13	times	2.87	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	116.76	%	103.47	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-16.76	%	-3.47	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	186.84	%	20.40	%

(**) THESE RATIOS ARE FOR THE DATA TAKE INTO CONSIDERATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

MEXICAN STOCK EXCHANGE

PETROLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

AUDITED INFORMATION Final printing **NOT APPLICABLE**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	$
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	$
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$	$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$
8	CARRYNG VALUE PER SHARE	$0	$0.00
9	CASH DIVIDEND ACUMULATED PER SHARE	$	$
10	DIVIDEND IN SHARES PER SHARE	shares	shares
11	MARKET PRICE TO CARRYING VALUE	times	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	times	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

DIRECTOR REPORT

ANNEX 1

CONSOLIDATED

AUDITED INFORMATION Final printing

MANAGEMENT DISCUSSION AND ANALYSIS
ON THE RESULTS OF OPERATIONS AND FINANCIAL SITUATION OF THE ENTITY

Pemex financial results report as of December 31, 2003 in accordance with the Bulletin B-10

Financial highlights

Pemex, Mexico's oil and gas company and the world's 8th largest integrated oil and gas company[1], announced its audited consolidated financial results for the twelve months ending December 31,2003

- Total sales rose 21%, compared to 2002, reaching Ps. 625.4 billion (US$55.7 billion)[2]
- Crude oil exports averaged 1,844 Mbd, up 8%
- Income before taxes and duties increased 17% to Ps. 339.8 billion (US$30.2 billion)

The net loss in 2003 increased 65% to Ps. 40.6 billion (US$3.6 billion).

Operational highlights

Total hydrocarbons production during 2003 amounted to 4,756 thousand barrels of crude oil equivalent per day, 5% greater than the production achieved in 2002:

- Crude oil production increased 6% and hit a new record high totaling 3,371 thousand barrels per day (Mbd)
- Natural gas production rose 2% to 4,498 million cubic feet per day (MMcfd)
- Natural gas liquids production increased 3% to 418 Mbd

As of December 31, 2003, Mexico's proved oil and gas reserves were 18.9 billion barrels of crude oil equivalent (MMMbcoe).

[1] According to the Petroleum Intelligence Weekly Ranking 2003.
[2] Amounts in US dollars are translated at the December 31, 2003 exchange rate of Ps. 11.236 per US dollar.

Operating items

Exploration and production

In 2003, thanks to its extensive investment program, Pemex increased its crude oil production by 6% and reversed the declining trend in the production of natural gas observed since 1999. Similarly, Pemex attained new record high on the annual average crude oil production, reaching 3,371 Mbd.

Moreover, and aligned with the objectives of increasing total reserves and improving the reserves' replacement ratio, during 2003 exploratory and development wells climbed 60% and 25%, respectively, compared to 2002.

Hydrocarbon reserves

As of December 31, 2003, proved hydrocarbon reserves totaled 18.9 MMMboe.

The net reduction of proved reserves in 2003 equaled 1,182 million barrels of crude oil equivalent (MMboe). This was a result of an accumulated annual production of 1,587 MMboe and an increment of proved reserves of 405 MMboe.

The addition of 405 MMboe of proved reserves was given by a 152 MMboe resulting from new developments and 253 MMboe from a positive revaluation of existing reserves. Accordingly, the proved reserves replacement ratio, including new developments and revaluations, was 26%.

The reserves data set forth herein represents only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and production subsequent to the data of an estimate may justify revision of an estimate.

In September 2002 Pemex announced a revision of Mexico's oil and natural gas reserves, as a result of the adoption of the Securities and Exchange Commission (SEC) criteria for proved reserves.

By the end of January 2004, five of the seven blocks offered under the Multiple Services Contracts (MSC) mechanism were awarded: Reynosa-Monterrey, Cuervito, Misión, Fronterizo and Olmos. The total expected investment of these five contracts is US$4.3 billion.

Leveraging on the efficiency of private contractors, the MSC's are expected to provide Pemex with substantial savings over their lives.

No proposals were presented on last year's November 5th and 12th bidding processes for the Corindón-Pandura and Ricos blocks. Pemex is evaluating its options for re-bidding these two blocks.

Gas and basic petrochemicals

Continuing with its efforts to ensure a sufficient and timely supply of natural gas in Mexico, during 2003 Pemex completed the construction of three processing plants at the Arenque complex (a sweetening plant, a modular cryogenic plant and a sulfur recovery plant). These will permit processing the gas available in the Altamira region in northeastern Mexico.

In November, Pemex began operations of the distribution system Estación 19 - San Fernando, a 71-mile and 36-inch pipeline, which will allow increasing the north-south distribution of natural gas in Mexico from 650 MMcfd to 1,000 MMcfd.

In March, Pemex began operating an 85-mile and 30-inch pipeline which interconnects the Kinder Morgan system with the Pemex system and has a transportation capacity of 375 MMcfd. With this additional capacity, Pemex will be able to deliver natural gas to the power stations in the Huinalá region, in northern Mexico.

Finally, and consistent with Pemex's commitment to the environment, in August the company started operations of a new sulfur recovery plant in the Poza Rica Complex. All of Pemex's sulfur processing plants' emissions comply with Mexican regulations and are below the limit established by the Environmental Protection Agency in the United States.

Refining

In December 2003, Pemex began the revamping of the Minatitlán refinery. This project is expected to conclude in August 2008 at an estimated investment cost of US$1.3 billion. The project's objectives are to increase production of gasoline, diesel and jet fuel by approximately 98, 43 and 5 Mbd, respectively.

During the year, Pemex completed the following projects:

- A coker plant at the Cadereyta refinery
- A naphtha hydrodesulfuration plant and a butanes isomerization plant at the Madero refinery
- A pipeline from Nuevo Teapa, in southeastern Mexico, to the Madero and Cadereyta refineries in northern Mexico
- A pipeline from the Cadereyta refinery to Reynosa, and to the border town of Matamoros
- A marginal pier in the city of Progreso, in the state of Yucatán

The completion of the above projects is partially shown in the 2003 results, and will be significantly reflected in 2004 results.

During 2003, crude oil processing increased 3.2%, or 40 Mbd, as compared to 2002. Accordingly, production of refined products increased 5% to 1,555 Mbd. In particular, during 2003 gasoline and diesel production increased 11.7% and 15.3% respectively.

The refining margin improved 52%, from US$1.77 per barrel in 2002 to US$2.69 per barrel in 2003. This is due to the enhancement of Pemex's process capacity, resulted from the revamping of its refineries and higher refined petroleum products prices.

In 2003, the number of franchise gas stations grew to 5,979 from 5,562 in 2002.

Petrochemicals

In order to foster efficiency and enhance the value added of the production of petrochemicals, during 2003, Pemex:

- Completed the first stage of improvements to the Morelos and La Cangrejera petrochemical centers. As a result of this, ethylene production is expected to increase by about 200 thousand tons (Mt)
- Resumed production of paraxylene, a key component of polyethylene terephtalate (PET), at La Cangrejera

- Started operations of a high-density polyethylene (switch) plant with a production capacity of 100 Mt
- Modified the process of aromatics in order to produce simultaneously heptanes and hexane or iso-hexane. Beforehand, it was only possible to produce heptanes and hexane

In 2004, Pemex expects to complete the expansion of a vinyl chloride plant at the Pajaritos petrochemical center from 200 Mt to 405 Mt.

During 2003, total petrochemicals production rose by 4%, to 10,296 Mt, compared to 9,880 Mt in 2002.

International trade[3]

In 2003, Pemex accomplished a new annual record level of crude oil exports, averaging 1,844 Mbd, 8% higher than in 2002. Of this amount, approximately 87% consisted of heavy crude oil and the rest of light and extra-light crude oils.

78% of the total crude oil exports were allocated to the United States, while the remaining 22% was distributed to Europe, the Far East, and to the rest of America.

During the year, the weighted average export price of the Mexican crude oil basket was US$24.81 per barrel, compared to US$21.37 per barrel in 2002.

In 2003, imports of refined products declined 18%, compared to 2002, to 287 Mbd, while imports of petrochemicals climbed 80% to 532 Mt. Natural gas imports ascended to 757 MMcfd, compared to 592 MMcfd in 2002.

2003 financial results

Pemex has fully adopted the standards established by Bulletin B-10 under Mexican Generally Accepted Accounting Principles (MEXGAAP) for the evaluation and presentation of financial information in an inflationary environment. Therefore, the financial statements for the years 2002 and 2003 presented herein consider this effect.

It is worth mentioning that; in the financial results report of December 31, 2003, with preliminary figures, published in February 27, 2004, the financial information corresponding to the year 2002 did not incorporate the effects of the Bulletin B-10, whereas the financial information for 2003 did so.

Total sales

Pemex reported total sales (including the special tax on production and services, IEPS) of Ps. 625.4 billion (US$55.7 billion) for 2003, compared to Ps. 514.8 billion in 2002. This represents an increase of 21% in annual terms.

Total domestic sales (including IEPS) were Ps. 387.2 billion (US$34.5 billion), which represents a 15% increase with respect to 2002 domestic sales (Ps. 336.1 billion). During 2003, the principal segments were

- Sales of refined products in the domestic market without IEPS were Ps. 222.9 billion (US$19.8 billion), on a volume of 1,684 Mbd. The IEPS tax collected on those sales totaled Ps. 94.1 billion (US$8.4 billion)

[3] Source: PMI.

- Natural gas sales were Ps. 51.9 billion (US$4.6 billion), on a volume of 2,621 MMcfd
- Petrochemical sales were Ps. 12.2 billion (US$1.1 billion), on a volume of 3,144 Mt
- Effect of the inflationary restatement of the domestic sales in accordance with the Bulletin B-10 of Ps. 6.1 billion (US$0.5 billion)

The 15% increase in domestic sales revenue reflects unit price increases as well as higher volumes.

Export sales were Ps. 238.2 billion (US$21.2 billion), an increase of 33% from Ps. 178.8 billion in 2002. Export sales increased as a result of higher prices for the Mexican crude oil export mix, an increase in sales volumes, and the depreciation of the peso against the dollar.

Costs and operating expenses

Costs and operating expenses increased 18%, with respect to 2002, reaching Ps. 257.9 billion (US$23 billion).

Cost of sales increased 23%, (Ps. 38.4 billion) compared to 2002, reaching Ps. 207.1 billion (US$18.4 billion) in 2003. The increase is mainly integrated by the following variations:

- Ps. 11.2 billion (US$1.billion) in maintenance costs
- Ps. 18.6 billion (US$1.7 billion) in product purchases - especially natural gas imports -
- Ps. 6.7 billion (US$0.6 billion) in depreciation and amortization expenses

Transportation and distribution expenses decreased 3% from Ps. 16 billion in 2002 to Ps. 15.5 billion in 2003 (US$1.4 billion).

Administrative expenses increased 2% from Ps. 34.4 billion in 2002 to Ps. 35.2 billion in 2003 (US$3.1 billion).

Cost of the reserve for retirement payments, pensions and indemnities decreased 2% from Ps. 39.7 billion in 2002 to Ps. 38.9 billion in 2003 (US$3.5 billion). This cost is distributed amongst the cost of sales, the transportation and distribution expenses and the administrative expenses.

Operating Income

The operating income totaled Ps. 367.6 billion (US$32.7 billion), 24% higher than the comparable figure of 2002, Ps. 295.7 billion.

Comprehensive financing cost

The comprehensive financing cost rose 393% from 2002 to 2003. The main cause of this increment is the effect of the foreign exchange fluctuation of the company's debt. In absolute terms, this account increased from Ps. 6.2 billion in 2002, to Ps. 30.7 billion (US$2.7 billion) in 2003.

Net interest expense increased 14%, to Ps. 16.7 billion (US$1.5 billion) in 2003 from Ps.14.7 billion in 2002.

The foreign exchange loss in 2003, reached Ps. 25.5 billion (US$2.3 billion), rising 476% from Ps. 4.4 billion in 2002.

The monetary gain for 2003 was Ps. 11.5 billion (US$1 billion), 11% less than the registered in 2002 of Ps. 12.9 billion.

Other expenses (revenues)

During 2003, there was a positive impact in the net balance of the account other expenses (revenues). The Ps. 3.1 billion (US$0.3 billion) increase was mainly a result of PMI trading activities.

Income before taxes and duties

Income before taxes and duties was Ps. 339.8 billion (US$30.2 billion) in 2003, 17% higher than the Ps. 289.4 billion recorded in 2002.

Taxes and duties

Pemex's taxes and duties payment is equivalent to 60.8% of its total sales plus the excess gains duties. During 2003, taxes and duties (including IEPS) increased 22%, to Ps. 382.4 billion (US$34 billion) from Ps. 314 billion in 2002, due to an increase in total sales.

Pemex paid Ps. 18.7 billion (US$1.7 billion) in excess gains duties in 2003, which represents a 39.2% tax on crude oil export revenues above the Mexican government's crude oil price budgetary assumption of US$18.35 per barrel for 2003. In 2002, Pemex paid Ps. 13.8 billion in excess gains duties.

Net loss

In 2003, Pemex reported a net loss of Ps. 40.6 billion (US$3.6 billion), 65% higher than the net loss registered in 2002 of Ps. 24.6 billion.

The increase of Ps. 16 billion (US$1.4 billion) in the net loss is explained by:

- The increase in total sales of Ps. 110.6 billion (US$9.8 billion)
- The increase in costs and operating expenses of Ps. 38.7 billion (US$3.4 billion)
- The increase in the comprehensive financing cost of Ps. 24.5 billion (US$2.2 billion)
- The increase in other revenues of Ps. 3.1 billion (US$0.3 billion)
- The increase in taxes and duties of Ps. 68.5 billion (US$6.1 billion)
- The cumulative effect of Ps. 2 billion (US$0.2 billion) resulting from the adoption of the accounting standards of the Bulletin C9 "Liabilities, provisions, assets and contingent liabilities and commitments" issued by the Mexican Institute of Public Accountants

EBITDA

For 2003, EBITDA, was Ps. 317 billion (US$28.2 billion), representing an increase of 53% compared to Ps. 207 billion in 2002.

Depreciation and amortization expenses totaled Ps. 40.5 billion (US$3.6 billion) in 2003 as compared to Ps. 33.8 billion in 2002.

The EBITDA margin (EBITDA / total sales excluding IEPS) was 60% in 2003, compared to 53% in the prior year.

Total assets

As of December 31, 2003, total assets increased 10.1% to Ps. 845.5 billion (US$75.2 billion) in comparison to the prior year:

- Current assets increased 33%, reflecting higher levels of cash and receivables

Fixed assets increased 7%, reflecting new investments.

Total liabilities

Total liabilities increased 19% to Ps. 799.6 billion (US$71.2 billion) compared to 2002:

- Current liabilities increased 16%, as a result of a higher level of total short-term debt and other current liabilities related to increased sales
- Long-term liabilities increased 21.5%, to Ps. 662.7 billion (US$59.0 billion), due to a higher level of total long-term debt and an increase in the reserve for retirement payments, pensions and seniority premiums

Total debt is discussed in greater length below under "Financing Activities" section.

The reserve for retirement payments, pensions and seniority premiums increased 8% to Ps. 285.8 billion (US$25.4 billion) from Ps. 265.2 billion in 2002.

The increase of Ps. 20.6 billion (US$1.8 billion) is integrated by:

- Ps. 22 billion (US$2.5 billion) caused by the annual increase of population, seniority, salaries, pensions and other post-retirement benefits
- Ps. 4.9 billion (US$0.6 billion) due to the decrease of one year of the probable benefit payment

An offsetting effect of Ps. 6.3 billion (US$0.6 billion) from an increase in the funding of the pension plan assets.

Equity

As of December 31, 2003, Pemex's equity declined to Ps. 45.9 billion (US$4.1 billion), decreasing Ps. 58 billion (US$5.2 billion) with respect to December 31, 2002. This reduction is explained by:

- The 2003 net loss of Ps. 40.6 billion (US$3.6 billion)
- The payment of Ps. 10 billion (US$0.9 billion), corresponding to the minimum guaranteed dividends paid to the Mexican government in May 2003
- The elimination of the balance of the specific oil-field exploration and depletion reserve, which was Ps. 13.1 billion. From now on the accounting methodology for exploration and drilling costs will be in line with the United States Generally Accepted Accounting Principles (USGAAP)

The positive effect of the net value of the restatement of equity, which is Ps. 5.6 billion (US$0.5 billion).

Since 2004, Pemex will apply an accounting methodology for drilling expenses in order to make it comparable with international standards (successful efforts).

Financing activities

Capital expenditures

Pemex's realized capital expenditures were US$10.7 billion, translated using an exchange rate of Ps. 11.236 per US dollar.

For 2004, the capital expenditures budget was increased to US$12 billion (US$1 = Ps.11.236) and will be allocated as follows:

- Production 79.4%
- Exploration 13.3%
- Refining 3.9%
- Gas and basic petrochemicals 2.1%
- Petrochemicals 0.9%
- Other 0.3%

Approximately 92% of the budgeted capital expenditures for 2004, or US$11 billion, will be used to fund Pidiregas projects.

Financing needs

During 2003, Pemex raised US$10.9 billion to fund Pidiregas projects. Of the total amount raised, 13% was in Mexican pesos and the rest in other currencies. The sources of financing were as follows:

- US$4.5 billion in foreign capital markets
- US$0.6 billion in the Mexican capital market
- US$3.7 billion in bank loans, including syndicated loans aggregating US$2.3 billion in December
- US$2.1 billion through Export Credit Agencies (ECA's)

In 2004, Pemex's financing program for Pidiregas projects contemplates raising between US$7 and US$8 billion to be allocated as follows:

- US$2 - US$2.5 billion in foreign capital markets
- US$2 - US$2.5 billion in the Mexican capital market
- US$1.8 billion in bank loans
- US$1.3 billion in ECA's

Total debt

As of December 31, 2003, total consolidated debt including accrued interest was Ps. 416.6 billion (US$37.1 billion). This figure represents an increase of 28%, or Ps.91.2 billion (US$8.1 billion) compared to 2002. Total debt includes:

- Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust in Delaware and a trust, recently created under Mexican laws and regulations, denominated F/163
- Notes payable to contractors
- Sale of future accounts receivable

Total debt with a remaining maturity of less than twelve months was Ps. 59.4 billion (US$5.3 billion) as of December 31, 2003, including:

- Ps. 57.5 billion (US$5.1 billion) in documented debt
- Ps. 1.9 billion (US$0.2 billion) in notes payable to contractors

As of December 31, 2002, the corresponding amounts were Ps. 51.5 billion and Ps. 1.6 billion, respectively. The total amount was Ps. 53.1 billion.

Total long-term debt as of December 31, 2003 was Ps. 357.2 billion (US$31.8 billion). This figure includes:

- Ps. 303.6 billion (US$27 billion) in documented debt
- Ps. 13.1 billion (US$1.2 billion) in notes payable to contractors
- Ps. 40.5 billion (US$3.6 billion) in sale of future accounts receivable

As of December 31, 2002 these figures were Ps. 198.6 billion, Ps. 28.5 billion and Ps. 45.2 billion, respectively. The total amount was Ps. 272.3 billion.

The ratio of EBITDA to total interest cost was 13.5 as of December 2003 compared to 9.9 as of December 2002.

Total debt/EBITDA was 1.3 as of December 2003 and 1.6 as of December 2002.

Capital markets

During 2003, the Pemex Project Funding Master Trust made the following issuances under its US$11 billion Medium-Term Note Program:

- GBP 250 million of 7.50% Notes due 2013
- US$750 million of 6.125% Notes due 2008
- US$500 million of 8.625% Bonds due 2022
- US$750 million of 7.375% Notes due 2014
- GBP 150 million of 7.50% Notes due 2013

Additionally, the Pemex Project Funding Master Trust made the following issuances during the same period:

- EUR 750 million of 6.625% Guaranteed Notes due 2010
- EUR 500 million of 6.25% Guaranteed Notes due 2013
- US$500 million of Guaranteed Floating Rate Notes due 2009

In October, Pemex, through the Mexican trust F/163, made its first placements under its Ps. 20 billion peso bond program through the Mexican Stock Exchange. The peso instruments, issued on October 24, included:

- Ps. 3,000 million of floating rate instruments due 2007
- Ps. 2,500 million of floating rate instruments due 2009
- Ps. 1,000 million of 8.38% instruments due 2010

These peso issuances were reopened in January 30, 2004 in the following amounts:

- Ps. 4,000 million of floating rate instruments due 2007
- Ps. 5,000 million of floating rate instruments due 2009
- Ps. 2,500 million of 8.38% instruments due 2010

In addition, in January 2004 RepCon Lux S.A., a newly formed Luxemburg financing vehicle, issued approximately US$1.37 billion of guaranteed exchangeable bonds due 2011. These bonds are guaranteed by Pemex and are exchangeable for shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

Risk management

In December 2002 and January 2003, Pemex entered into short-term crude oil prices options to hedge against declines in crude oil prices. The amount hedged was around 20% of Pemex's total production.

In October 2003, Pemex, together with Mexico's Secretaries of Finance, Economy and Energy, announced a natural gas pricing program for Mexico's industrial consumers and dealers. Under this program, industrial consumers and dealers entered with Pemex into, either:

- A three-year hedging agreement at US$4.50 per million of British Termal Unit (MMBtu); or
- A one year hedging agreement at US$4.425 per MMBtu if the market price is below US$6 per MMBtu. If the market price is above US$6 per MMBtu, the client will pay the market price minus US$1.58 per MMBtu (US$4.425 per MMBtu plus the difference between the market price and US$6 per MMBtu)

Additionally, Pemex has continued offering traditional hedging instruments to its clients.

Pemex is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex Exploración y Producción, Pemex Refinación, Pemex Gas y Petroquímica Básica and Pemex Petroquímica. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the December 31, 2003 exchange rate of Ps. 11.236 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in Pemex most recent Form 20-F filing with the U.S. Securities and Exchange Commission (www.sec.gov) and the Pemex Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA is a non-GAAP measure, which is calculated as described above. It is presented because Pemex believes that it is a widely accepted financial indicator of its ability to service or incur debt. EBITDA should not be considered as an indicator of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 2

CONSOLIDATED

AUDITED INFORMATION Final printing

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

(Amounts expressed in thousands of pesos of
December 31, 2003 purchasing power and thousands of U.S. dollars or other currency units)

NOTE 1 - STRUCTURE AND BUSINESS ACTIVITIES OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Following the nationalization of the foreign-owned oil companies then operating in the United Mexican States ("Mexico"), Petróleos Mexicanos was established by a decree of the Mexican Congress dated June 7, 1938 and effective July 20, 1938. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together they comprise the Mexican state oil and gas company.

The activities of Petróleos Mexicanos and Subsidiary Entities are regulated by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum affairs, or the "Regulatory Law") effective November 30, 1958, as amended effective May 12, 1995 and November 14, 1996, and the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, or the "Organic Law"), effective July 17, 1992, as amended effective January 1, 1994 and January

16, 2002. Under the Organic Law and related regulations, Petróleos Mexicanos is entrusted with the central planning activities and the strategic management of Mexico's petroleum industry. For purposes of these financial statements, capitalized words carry the meaning attributed to them herein or the meaning as defined in the Political Constitution of the United Mexican States or the Organic Law.

The Organic Law establishes a structure that consists of decentralized legal entities of a technical, industrial and commercial nature, with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

Pemex-Exploración y Producción (Pemex-Exploration and Production);
Pemex-Refinación (Pemex-Refining);
Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals); and
Pemex-Petroquímica (Pemex-Petrochemicals).

The strategic activities entrusted to Petróleos Mexicanos and Subsidiary Entities by the Organic Law can be performed only by Petróleos Mexicanos and Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain duties.

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

IV. Pemex-Petrochemicals engages in industrial petrochemical processing, and stores, distributes and markets Secondary Petrochemicals.

At their formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities, which assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related liabilities. There was no change in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

The principal distinction between Subsidiary Entities and Subsidiary Companies (as defined below) is that Subsidiary Entities are decentralized public entities created by Article 3 of the Organic Law, whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated and are managed as other private corporations subject to the general corporations law, in their respective jurisdictions.

As used herein, "Subsidiary Companies" are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has greater than a 50% ownership investment, and (b) the Pemex Project Funding Master Trust (the "Master Trust"), a Delaware statutory trust, as well as Fideicomiso F/163, a Mexican statutory trust incorporated in 2003 with Bank Boston, S. A.; both trusts are controlled by Petróleos Mexicanos. "Non-consolidated subsidiary companies", as used herein, are defined as those companies which are (a) not Subsidiary Entities or Subsidiary Companies and (b) in which Petróleos Mexicanos has less than a 50% ownership interest. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as "PEMEX".

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements are summarized below:

a. Accounting basis for the preparation of financial information -

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants, or "MIPA").

b. Effects of inflation on the financial information -

Beginning in January 1, 2003, PEMEX recognizes the effects of inflation in accordance with Financial Reporting Standard ("NIF") 06-BIS "A" Section C, which establishes the obligation for PEMEX to adopt Bulletin B-10 of Mexican GAAP, "Recognition of the Effects of Inflation on Financial Information" (" Bulletin B-10"). Consequently, the financial statements for 2002 have been restated by PEMEX's Management to present them on the same basis as 2003.

The effects of adoption of Bulletin B-10, at December 31 2002, are summarized below:

	Amounts previously reported	Restatement increase	Amounts including Bulletin B-10
Total assets	$697,379,233	$70,340,810	$767,720,043
Equity	100,695,549	3,210,099	103,905,648
Net loss for the year	(30,492,113)	5,918,073	(24,574,040)

c. Consolidation -

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany transactions have been eliminated in the consolidation.

The Subsidiary Companies that are consolidated are as follows: P.M.I. Comercio Internacional, S. A. de C. V. ("PMI"); P.M.I. Trading Ltd.; P.M.I. Holdings North America, Inc.; P.M.I. Holdings N.V.; P.M.I. Holdings B.V.; P.M.I. Norteamérica, S. A. de C. V. ("PMI NASA"); Kot Insurance Co. Ltd.; Integrated Trade Systems, Inc.; P.M.I. Marine Limited; P.M.I. Services, B.V.; Pemex Internacional España, S.A.; Pemex Services Europe Ltd.; P.M.I. Services North America, Inc.; Mex Gas International, Ltd.; the Master Trust; Fideicomiso F/163; and RepCon Lux, S.A.

Certain investments in Subsidiary Companies and other non-consolidated subsidiary companies, due to their immateriality in relation to PEMEX's total assets and revenues, are accounted for under the cost method.

d. Long-term productive infrastructure projects (PIDIREGAS) -

The investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities are recorded in accordance with NIF-09-B applicable to Entidades Paraestatales de la Administración Pública Federal (State-owned Entities of the Federal Public Administration). In addition to outlining specific accounting treatment, NIF-09-B also identifies specific budgetary and legal requirements governing PIDIREGAS.

During 1997, PEMEX began investing in certain capital expenditure projects that were financed with long-term debt obligations. Such investment expenses and related liabilities will be recognized in the accounting records in future years under NIF-09-B, which provides for only recording liabilities having maturities expiring in less than two years. For the purposes of these financial statements and in accordance with Mexican GAAP consolidation principles, all of the accounts related to PIDIREGAS were incorporated into the consolidated financial statements at December 31, 2003 and 2002, i.e., all effects of NIF-09-B are excluded.

The main objective of the Master Trust and of Fideicomiso F/163 is to administer financial resources related to PIDIREGAS, such financial resources having been designated by PEMEX for that purpose. The Master Trust is consolidated in the financial statements in accordance with the consolidation principles detailed in Mexican GAAP Bulletin B-8, "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Stocks." Fideicomiso F/163 is being consolidated since 2003, the year in which it started its operations.

e. Exploration and drilling costs -

The successful efforts method of accounting is followed. Exploration and drilling costs are charged to the specific oil-field exploration and depletion reserve, as described below. Accumulated drilling costs corresponding to successful oil wells are capitalized with a credit to this reserve.

f. Specific oil-field exploration and depletion reserve -

The specific oil-field exploration and depletion reserve is established to cover current and future exploration and drilling costs. As oil and gas is extracted from existing wells, the equity reserve is increased based upon a calculated exploration and drilling cost per barrel, with a corresponding amount being charged to cost of sales. Exploration and drilling costs are charged against this reserve as incurred. Cumulative drilling costs related to successful wells are capitalized as fixed assets and a corresponding amount is added back to re-establish the reserve. During 2003 and 2002, PEMEX maintained the cost per barrel of 5.48 nominal pesos.

g. Inventory valuation -

Inventories are valued as follows:

I. Crude oil and its derivatives for export: At net realizable value, determined on the basis of average export prices at December 31, 2003 and 2002, less a provision for distribution expenses and shrinkage.

II. Crude oil and derivatives thereof for domestic sales: At cost, as calculated based on net realizable international market prices.

III. Materials, spare parts and supplies: At the last purchase price.

IV. Materials in transit: At acquisition cost.

h. Properties -

PEMEX's assets are initially recorded at acquisition or construction cost. Associated interest costs are capitalized as part of the asset cost. As of December 31, 2003, the properties are expressed at their restated value, determined by applying factors computed from the National

Consumer Price Index ("NCPI"). As of December 31, 2002, such assets were expressed at their restated value determined by applying specific indexes based on technical studies.

Property, plant and equipment assets are depreciated using the straight-line method, considering the restated value of the assets and applying depreciation rates according to its useful expected life, with calculations beginning the month after the asset is placed into service. Until December 31, 2002, PEMEX calculated the depreciation beginning the year after the asset was placed into service.

The depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10	10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income. PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent crude oil barrels extracted from each specific field as compared to the field's total proven and probable reserves.

The Reglamento de Trabajos Petroleros ("Petroleum Works Law") provides that once a well turns out to be dry, invaded with salt water or abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken with the purpose of isolating, in a definitive and adequate manner, the cross formations in the perforation that contains oil, gas or water in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purposes of replacing them with new installations or for permanent retirement.

Until December 31, 2002, estimated dismantlement and abandonment costs were taken into account in determining amortization and depreciation rates. PEMEX recognized the costs related to currently producing and temporarily closed wells based on the UOP method. In the case of the non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost had been recognized at the end of each period. All estimates were based on the life of the field, and taking into consideration current cost estimates on an undiscounted basis. No salvage value was considered when determining such rates because salvage values have traditionally been zero. The estimated dismantlement and abandonment costs were reflected within accumulated depreciation and amortization.

Effective January 1, 2003, PEMEX adopted Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"). As a result, PEMEX changed the method of accruing the costs related to wells subject to abandonment and dismantlement. The fair values of these costs are recorded as liabilities on a discounted basis when incurred, which is typically at the time the wells are put into service. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of the non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost had been recognized at the end of each period.

The adoption of Bulletin C-9 resulted for PEMEX in the recognition of a benefit of $2,012,782 related to the provision for dismantlement and abandonment, as of the beginning of 2003.

i. Liabilities, provisions, contingent assets and liabilities and commitments -

PEMEX's liabilities represent present obligations and the liability provisions recognized in the balance sheet represent present obligations whose settlement will probably require the use of estimate of economic resources. These provisions have been recorded, based on Management's best estimate of the amount needed to settle present liability; however, actual results could differ from the provisions recognized.

Beginning January 1, 2003, Bulletin C-9 went into effect. This Bulletin establishes general rules for the valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as a part of its normal operations. See Note 2 h. for a discussion of the impact of Bulletin C-9 related to the provision for dismantlement and abandonment costs.

j. Foreign currency balances and transactions -

Transactions denominated in foreign currency are recorded at the respective exchange rates prevailing on the day that the transactions are entered into and the related asset or liability is recorded. Assets and liabilities in foreign currencies are stated in pesos at the rates in effect at the balance sheet date and published by the Ministry of Finance and Public Credit (SHCP).

Foreign exchange losses and gains are charged and credited, respectively, to income. This resulted in net exchange losses charged to income of $25,506,359 and $4,431,231 in 2003 and 2002, respectively.

k. Retirement benefits and seniority premiums -

PEMEX has established a pension plan for retirement and seniority premiums to be paid to its employees. The liability is computed by an independent actuary, based upon the projected unit-credit method. PEMEX has recorded the results of the actuarial valuation in accordance with Mexican GAAP Bulletin D-3, "Labor Obligations."

Payments for indemnities to dismissed personnel are charged to income as and when the expense is incurred.

l. Equity -

The Certificates of Contribution "A", the specific oil-field exploration and depletion reserve and the accumulated losses represent the value of these items stated in terms of purchasing power of the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical amounts.

m. Surplus in restatement of equity -

The surplus in the restatement of equity at December 31, 2003 and 2002, is composed by cumulative results from the initial net monetary position and results from holding non-monetary assets, restated in Mexican pesos of purchasing power as of the most recent balance sheet date.

n. Result on monetary position -

The result on monetary position represents the gain or loss, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in Mexican pesos of purchasing power as of the most recent balance sheet date. The inflation rates were 4% and 5.7%, in 2003 and 2002, respectively.

o. Comprehensive financing cost -

Comprehensive financing cost includes all types of financial gains or costs, such as interest income and expense, net foreign exchange gains or losses and effects on valuation of financial instruments, in addition to gains or losses on monetary position.

p. Cost of sales -

Cost of sales is determined by adding to inventories at the beginning of the year the increase in the specific oil-field exploration and depletion reserve (a fixed charge per extracted barrel), the operating cost of oil fields, refineries and plants (including internally-consumed products), the purchase cost of refined and other products, and deducting the value of inventories at the end of the year. Cost of sales also includes a portion of the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for future dismantlement and abandonment costs.

q. Taxes and federal duties -

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based upon petroleum revenues and do not generate temporary differences or deferred income taxes. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta ("Income Tax Law") or the Ley del Impuesto al Activo ("Asset Tax Law"). Some of the Subsidiary Companies are subject to the Income Tax Law and Asset Tax Law; however, such Subsidiary Companies do not generate significant deferred income taxes.

Petróleos Mexicanos and the Subsidiary Entities are subject to the following duties and taxes: Hydrocarbon Extraction Duties, Hydrocarbon Income Tax and the Special Tax on Production and Services ("IEPS Tax"). Petróleos Mexicanos and the Subsidiary Entities are also subject to the Value Added Tax ("VAT").

Hydrocarbon extraction duties are calculated at a rate of 52.3% on the net cash flow difference between crude oil sales and extraction costs and expenses. Extraordinary and additional hydrocarbon extraction duties are calculated at a rate of 25.5% and 1.1%, respectively, on the same basis. The hydrocarbon income tax is equivalent to the regular income tax applied to all Mexican corporations, a tax to which Petróleos Mexicanos and the Subsidiary Entities are not subject; the rate of this tax was 35% for all periods presented.

The sum of the above duties and taxes must equal 60.8% of Petróleos Mexicanos and the Subsidiary Entities' annual sales revenues to third parties. In addition, PEMEX pays an additional 39.2% duty on excess gains revenues, i.e., the portion of revenues in respect of crude oil sales at prices in excess of 18.35 U.S. dollars and 15.50 U.S. dollars per barrel for 2003 and 2002, respectively. Therefore, to the extent that the sum of hydrocarbon extraction duties is less than 60.8% of sales to third parties, additional taxes are paid to reach that level.

r. Special Tax on Production and Services (IEPS Tax) -

The special tax on production and services charged to customers is a tax on the domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold. For financial statement purposes, the special tax on production and services collected from customers is presented as part of "Net domestic sales" and the payment to the Government is deducted after "Income before hydrocarbon extraction duties and other, special tax on production and services, and cumulative effect of adoption of new accounting standard".

s. Revenue recognition -

For all export products, risk of loss and ownership title is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded upon product pick-up. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

t. Financial instruments -

PEMEX enters into derivative financial instruments to manage its exposures to foreign currency risk, interest rate risk, oil and natural gas price risk, counterparty risk and investment portfolio risk. Derivative financial instruments designated as hedge instruments are recorded in the balance sheet and valued using the same valuation criteria used to value the hedged asset or liability. Derivative financial instruments not designated as hedge instruments are recorded at fair value. Subsequent fair value adjustments are reflected in the statement of operations.

u. Use of estimates -

The preparation of the financial statements in accordance with Mexican GAAP requires the use of estimates. PEMEX's Management makes estimates and assumptions that affect the amounts and the disclosures presented as of the date of the consolidated financial statements. Actual results could differ from those estimates.

v. Comprehensive loss -

Comprehensive loss is represented by the net loss plus the effect of restatement, the net increase in the specific oil-field exploration and depletion reserve, and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions (see Note 12).

w. Recently issued accounting standards -

In 2003, the MIPA issued new Bulletin C-12, "Financial Instruments with Characteristics of Liabilities, Capital or Both", which highlights the differences between liabilities and capital from the viewpoint of the issuer, as a basis for identifying, classifying and accounting for the liability and capital components of combined financial instruments at the date of issuance.

The new Bulletin establishes the methodology for separating the liabilities and capital components from the proceeds of the issuance of combined financial instruments. That methodology is based on the residual nature of stockholders' equity and avoids the use of fair values affecting stockholders' equity in initial transactions. Additionally, it establishes that beginning on January 1, 2004, the initial costs incurred in connection with the issuance of combined instruments should be assigned to liabilities and stockholders' equity in proportion to the amounts of the components recognized as liabilities and stockholders equity; that the profits and losses related to financial instrument components classified as liabilities should be recorded in comprehensive financing cost and that distributions to owners of financial instrument components classified as capital should be charged directly to a stockholders' equity account other than the net income for the year.

Although this Bulletin became effective on January 1, 2004, there is no requirement to restate information of prior periods or recognize an initial effect of adopting in the income for the year it is adopted, in accordance with the transitory provisions of the Bulletin. The adoption of this Bulletin is not expected to have an impact on PEMEX's financial statements.

NOTE 3 - ACCOUNTS, NOTES RECEIVABLE AND OTHER:

At December 31, accounts, notes receivable and other amounts are as follows:

	2003	2002
Trade-domestic	$ 22,171,699	$ 24,756,657
Trade-foreign	11,294,430	7,248,986
Pemex Finance, Ltd.	8,147,107	7,779,464
Mexican Government (Note 13) advance payments on minimum guaranteed dividends	10,175,024	10,098,227
Employees and officers	2,307,111	2,085,881
Other accounts receivable	18,209,940	7,592,816
Less:		
Allowance for doubtful accounts	(2,092,479)	(1,987,854)
	$ 70,212,832	$ 57,574,177

NOTE 4 - INVENTORIES:

At December 31, inventories are as follows:

	2003	2002
Crude oil, refined products, derivatives and petrochemical products	$ 23,981,779	$ 21,903,277
Materials and supplies in stock	4,166,261	4,664,164
Materials and products in transit	1,177,830	979,514
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(1,848,216)	(2,144,767)
	$ 27,477,654	$ 25,402,188

NOTE 5 - PROPERTIES AND EQUIPMENT:

At December 31, components of properties and equipment are as follows:

	2003	2002
Plants	$ 277,970,288	$ 238,873,955
Pipelines	217,598,977	203,340,674
Wells and field assets	213,018,173	168,296,187
Perforation equipment	20,341,501	19,267,114
Buildings	35,759,620	35,368,777
Offshore platforms	69,344,986	45,911,342
Furniture and fixtures	22,877,084	21,091.437
Transportation equipment	12,274,215	12,225,200
	869,184,844	744,374,686
Less:		
Depreciation and amortization	(453,501,524)	(425,315,442)
	415,683,320	319,059,244
Land	37,763,303	38,076,892
Construction in progress	84,023,226	145,355,060
Fixed assets pending disposition	1,601,725	823,622
Construction spares	147,817	185,158
Total	$ 539,219,391	$ 503,499,976

a. At December 31, 2003, the value of properties and equipment was restated using factors computed from the NCPI, and at December 31, 2002, by applying specific factors based on technical studies.

b. At December 31, 2003 and 2002, interest costs associated with fixed assets in the phase of construction or installation are capitalized as part of the cost of those assets. Interest capitalized totaled $7,246,308 and $5,259,078, respectively.

c. Depreciation and amortization expense recorded in operating expenses for the years ended December 31, 2003 and 2002 was $40,544,191 and $33,814,503, respectively, which included $455,930 and $1,400,821, respectively, related to dismantlement and abandonment costs.

d. Until December 31, 2002, the total estimated future costs related to dismantlement and abandonment activities (determined on an undiscounted basis) was $12,257,893. The accrued amounts were included in accumulated depreciation and amortization. As a result of the adoption of Bulletin C-9 (see Note 2 h. and i.), PEMEX's calculation at December 31, 2003, of the total estimated future costs related to dismantlement and abandonment activities (determined on a discounted basis) was $12,274,000 and was reclassified as a liability in the "Reserve for dismantlement and abandonment activities, sundry creditors and others".

NOTE 6 - INTANGIBLE ASSET DERIVED FROM THE ACTUARIAL COMPUTATION OF LABOR OBLIGATIONS AND OTHER ASSETS:

At December 31, the intangible and other assets amount consists of:

	2003	2002
Intangible asset derived from the actuarial computation of labor obligations (Note 11)	$ 119,309,221	$ 120,065,003
Long-term investments and other assets	15,916,309	15,557,506
	$ 135,225,530	$ 135,622,509

PMI NASA has a joint venture with Shell Oil Company, in which it owns a 50% interest in a petroleum refinery located in Deer Park, Texas. The investment is accounted for under the equity method and amounts to $2,806,455 and $2,440,448, respectively, at December 31, 2003 and 2002. During 2003 and 2002, PEMEX recorded $889,726 of earnings and $262,906 of losses, respectively, relative to its interest in the joint venture which has been reflected in the line item "Other revenues" in the statements of operations. During 2003 and 2002, PEMEX paid the joint venture $4,661,482 and $2,690,088, respectively, for the processing of petroleum.

NOTE 7 - SALE OF FUTURE ACCOUNTS RECEIVABLE:

On December 1, 1998, Petróleos Mexicanos, Pemex-Exploration and Production, PMI and P.M.I. Services B.V. entered into several agreements with Pemex Finance, Ltd. ("Pemex Finance"), a limited liability company which was organized under the laws of the Cayman Islands. Under these agreements, Pemex Finance purchases certain existing accounts receivable for crude oil, as well as certain accounts receivable to be generated in the future by Pemex-Exploration and Production and PMI related to crude oil. The current and future accounts receivables sold are those generated or to be generated by the sale of Maya crude oil to designated customers in the United States, Canada, and Aruba. The net resources obtained by Pemex-Exploration and Production from the sale of such receivables under the agreements are utilized for PIDIREGAS (see Note 2 d.). At December 31, 2003 and 2002, the sales under these agreements were $122,006,841 and $78,826,689, respectively.

The "Sale of future accounts receivable" relates to the purchase of rights to certain accounts receivable that will be generated based on existing commitments and is therefore treated as a liability to PEMEX. Sale of future accounts receivable has been classified as a long-term liability as of December 31, 2003 and 2002. The agreements between Petróleos Mexicanos, Pemex-Exploration and Production, PMI, P.M.I. Services B.V. and Pemex Finance establish short-term repayments; however, such agreements are evergreen and it is not expected that current resources will be used in repayments as the agreements do not bear a re-financing risk. Pemex Finance has a proven continuous ability to contract debt in the international market sufficient to sustain the acquisition of accounts receivable from PEMEX.

NOTE 8 - NOTES PAYABLE TO CONTRACTORS:

At December 31, the notes payable to contractors consisted of:

	2003	2002
Total notes payable to contractors (a) (b) (c)	$15,026,739	$30,150,012
Less: Current portion of notes payable to contractors	1,887,150	1,640,274
Notes payable to contractors (long-term)	$13,139,589	$28,509,738

(a) On November 26, 1997, Petróleos Mexicanos and Pemex-Refining entered into a financed public works contract and a unit-price public works contract with Consorcio Proyecto Cadereyta Conproca, S. A. de C. V. The related contracts are for the reconfiguration and modernization of the "Ing. Héctor R. Lara Sosa" refinery in Cadereyta, N.L.

The original amount of the financed public works contract was U.S. $1,618,352, plus a financing cost of U.S. $805,648, due in twenty semi-annual payments of U.S. $121,200. The original amount of the unit-price public works contract was U.S. $80,000, including a financing cost of U.S. $47,600 payable monthly based on the advancement of the project. At December 31, 2003 and 2002, the outstanding balance was $13,480,564 and $14,298,491, respectively.

(b) On June 25, 1997, PEMEX entered into a 10-year service agreement, with a different contractor, for a daily fee of U.S. $82.50 for the storage and loading of stabilized petroleum by means of a floating system ("FSO"). At December 31, 2003 and 2002, the outstanding balance was $1,167,132 and $1,245,132, respectively

(c) During 2003, PEMEX recorded $379,043 for the upgrade of the refinery located in Minatitlán, Veracruz. Additionally, during 2003, PEMEX paid $14,606,389 to various contractors with proceeds from financing activities that the Master Trust undertook. During 2002, this amount was accrued as payables to various contractors relating to the upgrade of the refineries located in Salamanca, Guanajuato, and Madero City, Tamaulipas.

NOTE 9 - DEBT:

As of December 31, 2003, revolving lines of credit contracted by PEMEX (credit acceptance facilities and commercial paper) and of partial availability, amounted to $54,030,425. At December 31, 2003 the unused portion of those credit lines amounted to $9,870,861, which included $2,898,888 of revolving lines and $6,971,973 of lines granted by export credit agencies. These credit lines bear fixed interests from 3.32% to 7.77% and LIBOR plus 0.3% to 2.25%.

During 2003, significant financing operations were as follows:

a. Petróleos Mexicanos obtained loans to finance foreign trade operations totalling U.S. $125,000 ($1,404,500). The loans are repayable during 2004 and bear interest at LIBOR plus 0.585% to 0.65%.

b. Petróleos Mexicanos obtained unsecured loans of U.S. $440,000 ($4,943,840), which bear interest at LIBOR plus 0.55% to 0.695% and are repayable during 2004.

c. Petróleos Mexicanos reutilized U.S. $432,000 ($4,853,952) under its commercial paper program. This commercial paper bears interest at the discount rate of 1.085% to 1.11%, which are the prevailing rate in the market at the date of each issuance.

d. Petróleos Mexicanos utilized U.S. $540,000 ($6,067,440) from two acceptance credit facilities from foreign banks: US $405,000 (4,550,580) and U.S. $135,000 ($1,516,860). The acceptance credit facilities bear interest at LIBOR plus 0.6% and will expire in 2004.

e. Petróleos Mexicanos obtained U.S. $152,340 ($1,711,692) for purchasing loans and project financing, granted by various export credit agencies. The project financing credits bear fixed interest from 3.32% to 5.04% and LIBOR plus 0.625% to 1.5%.

During 2003, the Master Trust undertook the following financing activities:

a. The Master Trust obtained commercial bank loans totalling U.S. $1,173,583 ($13,186,379). These loans bear fixed interest of 5.44%, LIBOR plus 0.6% to 1.9% and variable plus 0.2% to 0.4%, and are repayable in installments until 2018.

b. The Master Trust obtained loans to finance foreign trade operations totaling U.S. $1,700,000 ($19,101,200). These loans are repayable in 2004 and 2006 and bear interest at LIBOR plus 0.4% and 0.6%.

c. On January 27, 2003, the Master Trust issued £250,000 ($5,023,050) bearing an interest rate of 7.50% Notes due 2013; the Notes were issued under the Master Trust's Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

d. On February 6, 2003, the Master Trust issued U.S. $750,000 ($8,427,000) bearing a fixed interest rate of 6.125% Notes due 2008; the Notes were issued under the Master Trust's Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.
e. On March 21, 2003, the Master Trust issued U.S. $500,000 ($5,618,000) bearing a fixed interest rate of 8.625% Bonds due 2022; the Bonds were issued under the Master Trust's Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

f. On April 4, 2003, the Master Trust issued €750,000 ($10,622,250) bearing a fixed interest rate of 6.625% Notes due 2010; the Notes are guaranteed by Petróleos Mexicanos.

g. On June 4, 2003, the Master Trust issued U.S. $750,000 ($8,427,000) bearing a fixed interest rate of 7.375% Notes due 2014; the Notes were issued under the Master Trust's Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

h. On August 5, 2003, the Master Trust issued €500,000 ($7,081,500) bearing a fixed interest rate of 6.25% Notes due 2013; the Notes are guaranteed by Petróleos Mexicanos.

i. On October 15, 2003, the Master Trust issued U.S. $500,000 ($5,618,000) bearing a floating interest rate Notes due 2009; the Notes are guaranteed by Petróleos Mexicanos.

j. On November 5, 2003, the Master Trust issued £150,000 ($3,013,830) bearing a fixed interest rate of 7.5% Notes due 2013. The Notes were issued under the Master Trust's Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

k. At various dates during 2003, the Master Trust obtained U.S. $2,096,154 ($23,552,386) in project financing at fixed interest rates from 3.23% to 6.64% and at LIBOR plus 0.03% to 2.25% with various settlements until 2014.

During 2003, Fideicomiso F/163 undertook the following financing activities:

a. On October 24, 2003, Fideicomiso F/163 issued $6,500,000 of certificates at a fixed rate of 8.38% and a variable rate plus 0.65% and 0.67% with various settlements until 2010.

b. On December 18, 2003, Fideicomiso F/163 obtained a bank loan of $2,500,000, which bears a variable rate plus 0.36% and has several settlements until 2008.

c. On December 23, 2003, Fideicomiso F/163 obtained a syndicated bank loan of $7,000,000, which bears a variable rate plus 0.35% and a fixed rate of 8.4% and is repayable in 2007 and 2008.

During 2002, significant financing operations were as follows:

a. Petróleos Mexicanos obtained loans from export credit agencies totalling U.S. $225,000 ($2,412,579). The loans are repayable during 2003 and bear interest at LIBOR plus 0.55% to 0.65%.

b. Petróleos Mexicanos obtained unsecured loans of U.S. $650,000 ($6,969,675) from domestic banks. The unsecured loans bear interest at LIBOR plus 0.625% to 0.760% and are repayable during 2003.
c. Petróleos Mexicanos reutilized U.S. $962,500 ($10,320,480) under the commercial paper program. This commercial paper bears interest at the discount rate of 1.345% to 1.42%, which are the prevailing rates in the market at the date of each issuance and the program expires in 2004.

d. Petróleos Mexicanos reutilized U.S. $785,000 ($8,417,222) from acceptance credit facilities. These facilities bear interest at LIBOR plus 0.6%. These facilities were contracted in 2001 and both will expire in 2004.

e. Petróleos Mexicanos obtained U.S. $146,442 ($1,570,235) for purchasing loans and project financing, granted by various export credit agencies. These credits bear fixed interest from 4.14% to 5.51% and LIBOR plus 0.0625% to 0.225%. The purchasing loans and project financing are repayable from 2003 through 2010.

f. P.M.I. Trading Ltd. obtained U.S. $10,000 ($107,226) in a bank loan from a financial institution. The bank loan bears a fixed interest rate of 2.2345% and is due in January 2003.

During 2002, the Master Trust undertook the following financing activities:

a. The Master Trust obtained commercial bank loans totalling U.S. $650,000 ($6,969,675). These loans bear interest at LIBOR plus 0.9% and are repayable in 2004. In addition, the Master Trust obtained commercial bank loans for $11,957,298. These loans bear interest at domestic rate of 8.3% and 8.13% and are repayable from 2003 through 2005.

b. On January 7, 2002, the Master Trust issued U.S. $500,000 ($5,361,288) bearing a floating rate of LIBOR plus 1.5% Notes due 2005; the Notes were issued under the Master Trust's Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

c. On February 1, 2002, the Master Trust issued U.S. $1,000,000 ($10,722,577) bearing a fixed interest rate of 7.875% Notes due 2009; the Notes were issued under the Master Trust's Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

d. On February 1, 2002, the Master Trust issued U.S. $500,000 ($5,361,288) bearing a fixed interest rate of 8.625% Notes due 2022; the Notes were issued under the Master Trust's Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

e. On December 3, 2002, the Master Trust increased its Medium-Term Note program, Series A, from U.S. $6,000,000 ($64,335,459) to U.S. $11,000,000 ($117,948,342).

f. On December 5, 2002, the Master Trust issued ¥30,000,000 ($2,710,667) bearing a fixed interest rate of 3.50% Notes due 2023, and are guaranteed by Petróleos Mexicanos.

g. On December 12, 2002, the Master Trust issued U.S. $1,000,000 ($10,722,577) bearing a fixed interest rate of 7.375% Notes due 2014; the Notes were issued under the Master Trust's Medium-Term Note program, Series A, and are guaranteed by Petróleos Mexicanos.

h. The Master Trust obtained U.S. $2,042,500 ($21,900,862) in project financing from several financial institutions, of which U.S. $300,000 ($3,216,773) relates to foreign trade financing and U.S. $742,500 ($7,961,513) to financing guarantee by export credit agencies, which include ¥13,962,623 ($1,261,601) and U.S. $1,000,000 ($10,722,577) to a syndicated facility. The project financing bears fixed interest at rates between 4.14% and 5.74% and variable rates of LIBOR plus 0.05% to 2.25% and the Yen Prime rate. The project financing is repayable between 2003 and 2013.

In 1983, 1985, 1987, and 1990, Petróleos Mexicanos, together with the Mexican Government, entered into various covenants with the international banking community for restructuring its debt. As a result of the final agreement, the remaining balance of the restructured Mexican Government debt retained, principally, the same interest rate conditions as had been negotiated in 1987. The agreed-upon periods of amortization including a provision for division of the debt into two main portions with amortization over 52 and 48 quarters, respectively. The first amortization period began in 1994 and the second began in 1995, with both scheduled to end in December 2006.

Each year, SHCP approves Petróleos Mexicanos and Subsidiary Entities' annual budget and its annual financing program. The Mexican Government incorporates Petróleos Mexicanos and Subsidiary Entities' annual budget and annual financing program into the budget of the Mexican Government, which the Federal Congress of Mexico must approve each year. PEMEX's debt is not an obligation of, or guaranteed by, the Mexican Government. However, under the Ley General de Deuda Pública (the "General Law of Public Debt"), Petróleos Mexicanos and Subsidiary Entities' foreign debt obligations must be approved by and registered with the SHCP and are considered Mexican external public debt. Although Petróleos Mexicanos' debt is not guaranteed by the Mexican Government, Petróleos Mexicanos' external debt has received pari passu treatment in previous debt restructurings.

Various credit facilities require compliance with various operating covenants which, among other things, place restrictions on the following types of transactions:

- Sale of substantial assets essential for the continued operations of the business;
- Liens against its assets; and
- Transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.

As of December 31, 2003 and 2002, long-term debt was as follows:

	Rate of interest (4)	Maturity	December 31, 2003 Pesos (thousands)	December 31, 2003 Foreign currency (thousands)	December 31, 2002 Pesos (thousands)	December 31, 2002 Foreign currency (thousands)
U.S. dollars:						
Unsecured loans (1)	Variable and LIBOR plus 0.8125%	Various to 2006	$ 1,683,161	149,801	$ 2,369,194	220,954
Unsecured loans	Variable and LIBOR plus 0.55 to 0.8125%	Various to 2006	4,780,975	425,505	10,177,021	949,121
Acceptance lines	LIBOR plus 0.6%	2004	6,067,440	540,000	8,417,223	785,000
Bonds	Fixed of 6.125% to.9.5% and LIBOR plus 1.5% to 1.8%	Various to 2027	136,497,625	12,148,240	103,453,992	9,648,240
Financing assigned to PIDIREGAS	Fixed of 3.23% to 7.69% and LIBOR plus 0.3% to 2.25%	Various to 2014	41,369,085	3,681,834	60,123,966	5,607,231
Purchasing loans and project financing	Fixed of 3.32% to7.77% and LIBOR plus 0.0625% to 2%	Various to 2012	5,038,346	448,411	4,589,066	427,982
Leasing contracts	Fixed of 8.05% to 10.34%	Various to 2012	2,857,871	254,350	2,987,949	278,660
Commercial paper	Various from 1.085% to 1.11%	Various to 2004	4,853,952	432,000	4,637,514	432,500
External trade loans	LIBOR plus 0.4% to 1.125%	Various to 2007	37,340,973	3,323,333	2,412,580	225,000
Bank loans	Fixed of 5.44% to 5.58% LIBOR plus 0.6% to 1.9%	Various to 2018	27,813,879	2,475,425	107,720	10,046
Total financing in U.S. dollars			268,303,307	23,878,899	199,276,225	18,584,734
Euros:						
Bonds	Fixed of 6.25% to 7.75%, floating, and LIBOR plus 1.65%	Various to 2013	34,294,203	2,421,394	15,145,600	1,346,394
Unsecured loans, banks and project financing	Fixed of 2% LIBOR plus 0.8125	Various to 2016	75,823	5,354	89,790	7,982
Total financing in Euros			34,370,026	2,426,748	15,235,390	1,354,376
Pesos:						
Certificates	Fixed of 8.38% and variable plus 0.65% to 0.67%	Various to 2010	6,500,000			
Project financing and bank loans	Fixed of 8.4% and variable plus 0.62% to 0.64%	Various to 2008	19,000,000		11,957,296	
Total pesos			25,500,000		11,957,296	
Japanese yen:						
Bonds	Fixed of 3.5%	2023	3,144,000	30,000,000	2,710,667	30,000,000
Project financing	Fixed 2.9% and Prime in yen	Various to 2015	15,592,863	148,786,858	15,273,229	169,034,706
Total financing in Yen			18,736,863	178,786,858	17,983,896	199,034,706
Other currencies (2)	Fixed rate of 7.5% and 14.5% and LIBOR plus 0.8125%	Various to 2013	9,045,633	Various	2,170,580	Various
Total principal in pesos (3)			355,955,829		246,623,387	
Plus: Accrued interest			5,160,738		3,486,757	
Total principal and interest			361,116,567		250,110,144	
Less: Short-term maturities			57,503,476		51,465,139	
Long-term debt			$ 303,613,091		$ 198,645,005	

	2004	2005	2006	2007	2008	2009 and thereafter	Total
Maturities (in thousands of pesos)	$ 52,342,738	$ 41,347,653	$ 42,291,744	$ 42,074,201	$ 42,056,092	$ 135,843,401	$355,955,829

47

Notes to table:

(1) Unsecured loans remain from a debt restructuring in 1987. This restructuring extended maturities to new periods through 2006.

(2) Balance includes market operations, unsecured loans, loans denominated in Pounds sterling and Swiss francs, all carrying different interest rates.

(3) Includes financing from foreign banks for $323,367,487 and $239,068,285 as of December 31, 2003 and 2002, respectively.

(4) As of December 31, 2003 and 2002 the rates were as follows: LIBOR, 1.22% and 1.38%, respectively; the Eurodollar, 1.2% and 1.38%, respectively; the U.S. discount, 0.75% and 1.42%, respectively; the Prime rate in Japanese yen, 1.7% and 1.375%, respectively; and the Acceptance rates ranged from 0.75% to 1.82%, respectively.

NOTE 10 - FINANCIAL INSTRUMENTS:

During the normal course of business, PEMEX is exposed to foreign currency risk and interest rate risk, among other risks. These risks create volatility in earnings, equity, and cash flows from period to period. PEMEX makes use of derivative instruments in various strategies to eliminate or limit many of these risks.

PEMEX has enacted general risk management guidelines for the use of derivative instruments, which form a comprehensive framework for PEMEX.

The Risk Management Committee of PEMEX, comprised of representatives of PEMEX, the Central Bank of Mexico, SHCP, and PMI, authorizes PEMEX's hedging strategies and submits the risk management policies for the approval of the Board of Directors of Petróleos Mexicanos (the "Board of Directors").

During 2001, the Board of Directors approved a restructuring of the risk management area and created the Risk Management Deputy Direction, whose objective is to develop the financial and operational risk management strategy for PEMEX and to establish institutional regulations consistent with a consolidated risk management approach.

(i) Credit risk

PEMEX is subject to credit risk through trade receivables and derivative financial instruments. To monitor this risk, PEMEX has established an internal credit committee to monitor credit policies and procedures. However, PEMEX closely monitors extensions of credit and has never experienced significant credit losses. Also, most foreign sales are made to large, well-established companies. PEMEX invests excess cash in low-risk, liquid instruments, which are placed with a wide array of institutions.

(ii) Counterparty risk from the use of derivative financial instruments

PEMEX is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, PEMEX's credit risk will equal the positive fair value of the derivative. Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes PEMEX, thus creating a repayment risk for PEMEX. When the fair value of a derivative contract is negative, PEMEX owes the counterparty and, therefore, assumes no repayment risk.

In order to minimize the credit risk in derivative instruments, PEMEX enters into transactions with high quality counterparties, which include financial institutions and commodities exchanges that satisfy PEMEX's established credit approval criteria. Normally, these counterparties have higher credit standing than that of PEMEX.

Derivative transactions are generally executed on the basis of standard agreements. In general, collateral for financial derivative transactions are neither provided nor received. However in energy derivatives transactions, counterparties require collateral when the negative fair value of the position exceeds the credit threshold.

(iii) Interest rate risk management

PEMEX's interest rate risk hedging strategy allows the volatility of the financial risk to be reduced in the operating cash flows of PEMEX for the long-term debt commitments and guaranteed minimum dividends. Interest rate derivatives allow PEMEX to contract long-term loans to be contracted at fixed or variable rates and to select the appropriate mix of the debt at variable versus fixed rates.

PEMEX's hedging strategy against interest rate has allowed it to change effectively the characteristics of its liabilities. Derivative financial instruments used in hedging transactions of PEMEX are mainly interest rate swaps, in which PEMEX has the rights to receive payments based on LIBOR at three and six months.

(iv) Exchange rate risk management

As a currency exchange rate risk hedging policy, PEMEX contracts cross-currency swaps in order to hedge against adverse changes in currency exchange rates. Since a significant amount of PEMEX's revenues is denominated in U.S. dollars, PEMEX generally contracts loans in U.S. dollars.

However, PEMEX also contracts debt in currencies other than the U.S. dollar to take advantage of the financing terms available in these foreign currencies. PEMEX has historically contracted cross-currency swaps as a hedging strategy against market exposure due to the depreciation of the U.S. dollar. These foreign currency financial derivatives have been established to translate the amounts relative to various bonds issued in other currencies into U.S. dollars.

(v) Fair value of derivative financial instruments

The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. PEMEX monitors the fair value of derivative financial instruments on a periodic basis. The fair value of foreign currency, commodity and interest rate financial derivatives is monitored on a periodic basis ranging from daily to at least quarterly. Fair values are calculated for each derivative financial instrument, which is the price at which one party would assume the rights and duties of another party. Fair values of financial derivatives have been calculated using common market valuation methods with reference to available market data as of the balance sheet date.

Fair value for instruments designated as non-market interest rate hedging instruments was calculated discounting the future cash flows at its present value, using the market interest rate for the remaining period of the instrument. Cash flows discounted for interest rate swaps are determined for each individual transaction at the balance sheet date.

The following table indicates the types of current swaps, their notional amount and fair value at December 31:

	2003		2002	
	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	$ 4,112,960	($ 225,736)	$ 4,445,926	($ 336,971)
Equity swaps	8,173,190	598,006	6,589,202	(1,162,613)

The following table indicates the type of cross-currency swaps and their respective fair values at December 31:

	2003		2002	
	Notional amount	Fair value	Notional amount	Fair value
British pounds to U.S. dollars	$ 8,195,089	$ 830,026	$ 2,023,570	$ 27,433
Japanese yens to U.S. dollars	14,825,716	1,844,856	14,402,316	(1,016,237)
Euro to U.S. dollars	29,116,726	5,171,162	16,094,968	114,592

Fair value of derivative financial instruments presented in the previous schedules are presented for information purposes only.

NOTE 11 - RESERVE FOR RETIREMENT PAYMENTS, PENSIONS AND SENIORITY PREMIUMS:

PEMEX has labor obligations for seniority premiums and pensions, according to regulations established by the Ley Federal del Trabajo (the "Federal Labor Law"), and provisions in the individual and collective labor contracts. This compensation is only payable after the worker or employee has worked a certain number of years. Benefits are based on the employee's compensation as of his retirement date, as well as the number of years of service. PEMEX has established a reserve for retirement and seniority premium benefits, determined by independent actuaries. The reserve is calculated by independent third party actuaries using the projected unit-credit method. The net cost of the plan recorded in the consolidated statements of operations amounted to $38,938,604 and $39,711,998 in 2003 and 2002, respectively.

The amount of benefits projected for pensions and seniority premiums, determined by independent actuaries, is as follows:

	2003	2002
Obligation for current benefits	$298,918,138	$ 272,046,398
Additional amount for projected benefits	14,443,993	7,303,724
Projected benefit obligation	313,362,131	279,350,122
Less:		
Plan assets (trust funds)	13,148,657	6,865,808
	300,213,474	272,484,314
Transition liability to be amortized over the following 15 years, actuarial gains or losses, prior service costs and plan amendments	133,753,206	127,368,263
Net projected liability	166,460,268	145,116,051
Additional minimum liability	119,309,221	120,065,003
Accumulated obligation	$285,769,489	$ 265,181,054

Net cost for the year is comprised as follows:

	2003	2002
Service cost	$ 7,493,503	$ 7,061,838
Financial cost	23,058,739	25,793,820
Gain of plan assets	(1,029,529)	(715,319)
Amortization of transition obligation	7,638,880	1,233,101
Prior services and plan changes	344,877	5,350,289
Actuarial (gains) losses	(54,950)	988,269
Inflation adjustment	1,487,084	
Net cost for the year	$ 38,938,604	$ 39,711,998

Actuarial assumptions used in the calculation of net seniority premium and pension plan cost for both years 2003 and 2002, are the following:

Expected long-term rate of return on assets	5.50%
Interest rate	4.59%
Rate of increase in compensation levels	0.92%

NOTE 12 - COMPREHENSIVE LOSS:

Comprehensive loss for the years ended December 31, 2003 and 2002 is analyzed as follows:

	2003	2002
Net loss for the year	($ 40,644,363)	($ 24,574,040)
Effect of restatement of the year - Net	5,635,367	(4,195,728)
(Application) increase in specific oil-field exploration and depletion reserve - Net	(13,053,826)	1,817,371
Other equity movements (1)		42,243
Comprehensive loss for the year	($ 48,062,822)	($ 26,910,154)

(1) Represents primarily translation adjustments from non-Mexican subsidiaries.

NOTE 13 - EQUITY:

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to $22,334,195 (U.S. $7,577,000) and was authorized by the Board of Directors. The capitalization agreement between Petróleos Mexicanos and the Mexican Government stipulates that the Certificates of Contribution "A" constitute permanent capital.

As a condition of this capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Mexican Government equal to the debt service for the capitalized debt. The minimum guaranteed dividend consists of the payment of principal and interest in the same terms and conditions as those originally agreed upon with international creditors until the year 2006, at the exchange rates in effect as of the date payments are made. Such payments must be approved annually by the Board of Directors.

In December 1997, the Board of Directors and the Mexican Government agreed to an equity reduction of the Certificates of Contribution "A" in exchange for a cash payment to the Mexican Government of $12,118,050 (U.S. $1,500,000). Petróleos Mexicanos and SHCP agreed upon a corresponding reduction in the future payments of the minimum guaranteed dividend. As a result, the Certificates of Contribution "A" are as follows:

Certificates of Contribution "A"	$ 10,222,463
Restatement increase	72,397,776
Certificates of Contribution "A" in Mexican pesos of December 31, 2003 purchasing power	$ 82,620,239

During 2003, Petróleos Mexicanos paid $10,175,024 ($10,098,227 during 2002) to the Mexican Government in advance on account of the minimum guaranteed dividend. These payments will be applied to the final amount that the Board of Directors approves as the total annual dividend, which is usually in the following fiscal year.

NOTE 14 - FOREIGN CURRENCY POSITION:

PEMEX has the following assets and liabilities denominated in foreign currencies, which are stated in thousands of Mexican pesos at the exchange rate prevailing at December 31, 2003 and 2002:

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
2003:					
U.S. dollars	5,779,829	29,843,201	(24,063,372)	11.2360	($ 270,376,048)
Japanese yen		194,226,518	(194,226,518)	0.1048	(20,354,939)
Pounds sterling	260	452,718	(452,458)	20.0922	(9,090,877)
Euros	279,441	2,670,519	(2,391,078)	14.1630	(33,864,838)
Net-short position, before foreign-currency hedging (Note 10)					($ 333,686,702)
2002:					
U.S. dollars	12,969,633	32,372,228	(19,402,595)	10.3125	($ 200,089,261)
Japanese yen	102,593,907	204,882,010	(102,288,103)	0.0869	(8,888,836)
Pound sterling	125,208	125,479	(271)	16.6217	(4,504)
Swiss francs		669	(669)	7.4572	(4,989)
Dutch guilders	40		40	4.9044	196
Euros	1,318,788	1,369,405	(50,617)	10.8188	(547,615)
Net-short position, before foreign-currency hedging (Note 10)					($ 209,535,009)

NOTE 15 - SEGMENT FINANCIAL INFORMATION:

PEMEX operates in different operating segments, which are (1) exploration and production of crude oil and natural gas (2) refining of petroleum products (3) production and processing of gas and basic petrochemical and (4) processing of petrochemicals.

Following is the condensed financial information of these segments:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary companies	Eliminations	Consolidated amount
2003:							
Sales revenues							
Customers	$183,628,097	$294,577,620	$99,934,930	$12,258,658	$286,510,797	($251,481,448)	$ 625,428,654
Inter-segment	243,005,708	13,632,309	42,430,424	4,708,721	16,788,136	(320,565,298)	
Operating income (loss)	304,188,007	71,251,926	3,970,629	(9,786,399)	6,480,575	(8,537,980)	367,566,758
Net income (loss)	1,122,231	(36,218,695)	7,683,579	(14,619,449)	(33,850,752)	35,238,723	(40,644,363)
Total assets	618,797,893	205,687,191	84,897,672	32,929,385	838,514,752	(935,355,089)	845,471,804
2002:							
Sales revenue							
Customers	$137,698,829	$274,058,225	$66,768,894	$ 8,755,370	$219,905,302	($192,337,583)	$ 514,849,037
Inter-segment	163,517,973	8,438,170	22,165,229	3,201,016	18,546,786	(215,869,174)	
Operating income (loss)	205,282,552	93,143,748	4,058,302	(9,403,924)	6,543,066	(3,903,436)	295,720,308
Net income (loss)	15,576,158	(35,648,023)	2,320,178	(12,221,306)	(32,391,667)	37,790,620	(24,574,040)
Total assets	429,726,134	205,112,259	68,651,627	33,146,042	737,382,715	(706,298,734)	767,720,043

NOTE 16 - COMMITMENTS

a. PEMEX has a nitrogen supply contract for the pressure maintenance program for the Cantarell field that expires in 2015. At December 31, 2003 and 2002, the value of the nitrogen to be supplied during the term of the contract is approximately $21,311,844 and $23,079,619, respectively. In the event of the annulment of the contract for causes attributable to PEMEX, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

b. At December 31, 2003, PEMEX has entered into contracts with various contractors for an approximate amount of $172,652,164. These contracts are for the development of PIDIREGAS.

c. PEMEX sold 13,679,704 shares of Repsol and simultaneously contracted an equity swap on such shares with an international financial institution. The agreement contained a mandatory repurchase clause for the shares. The repurchase commitment was for U.S. $292,000; however, at the expiration date, PEMEX did not repurchase the shares and opted for reviewing the swap, which has no mandatory repurchase.

d. PEMEX, through its subsidiaries PMI and PMI-NASA, has executed several long-term purchase and sale contracts for crude oil with foreign companies in international markets. The terms and condition of these contracts are specific for each customer and their duration in certain contracts have no expiration and in certain cases, the contracts contain minimum mandatory periods.

NOTE 17 - CONTINGENCIES:

a. In the normal course of business, PEMEX is named in a number of lawsuits of various natures. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. PEMEX does not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which PEMEX has not made any accruals.

b. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrochemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improvement plans. Such plans consider remediation for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

   PEMEX has recorded obligations for environmental remediation as of December 31, 2003 and 2002 of $1,926,440 and $2,287,228, respectively. These liabilities are included in "Reserve for sundry creditors and others".

c. At December 31, 2003, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of $15,736,143. At December 31, 2003 and 2002, PEMEX has accrued $1,339,740 and $1,106,557, respectively, related to those contingencies for which management believes that the outcome will be unfavorable.

d. PEMEX was sued in a lawsuit filed by Conproca, relating to the non-fulfillment of the terms agreed between the parties involved in Contrato de Obra Pública Financiada (Financed Public Construction Contract) and the Contrato de Obra Pública a Precios Unitarios (Unit Price Public Construction Contract) signed with Conproca and accounted for under PIDIREGAS.

The claim is before the International Arbitration Court of the International Chamber of Commerce located in Paris, France.

The lawsuit seeks payment for U.S. $648,000 for the alleged non-fulfillment of various contracts and agreements between Conproca and PEMEX. The amount claimed by Conproca is for additional contract work, indemnities and expenses incurred not refunded by PEMEX. PEMEX filed a counterclaim against Conproca for the non-fulfillment of contracts and agreements in the Cadereyta Project. The amount of the counterclaim is U.S. $919,200. Based on PEMEX's Management evaluation of this lawsuit, no provision has been recorded as of December 31, 2003.

e. PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S. $79,276 ($890,745). In connection with this lawsuit, PEMEX sued the supplier for U.S. $4,949 ($55,607) for unsatisfactory work. The first resolution of the Judge determined that PEMEX had to pay U.S. $4,000 ($44,944), plus interest accrued since the date the payment was ceased. PEMEX appealed against this resolution, which appeal is pending. PEMEX recognized a provision for this claim totaling U.S. $4,576 ($51,416).

f. The Comisión Federal de Competencia ("Federal Competition Commission") handed down a resolution against PEMEX for presumed monopolistic policies relative to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution established the following measures:

- Amendment of the joint venture agreements, use of trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;
- Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and
- Report the resolution handed down by the Federal Competition Commission to the legal representatives of service stations.

To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favorably in the first instance, because it was challenged through an appeal for review. A ruling thereon has not been handed down yet. Consequently, PEMEX has not accrued any reserve for this claim.

NOTE 18 - HYDROCARBON RESERVES (UNAUDITED):

In accordance with the Political Constitution of the United Mexican States and the Organic Law, all reserves of petroleum and other hydrocarbons in Mexico are the property of the nation. Furthermore, as mandated by the Organic Law, PEMEX has the exclusive right to extract and exploit the resources. Mexico's proved reserves of hydrocarbons were 18,900 million barrels of oil equivalent at December 31, 2003 and 20,077 million barrels of oil equivalent at December 31, 2002. Reserves have been adjusted by revisions, increases and developments and have been decreased by the production for the year.

NOTE 19 - SUBSEQUENT EVENTS:

a. The provisions of Bulletin C-15, "Impairment of the Value of Long-Lived Assets and their Disposal", issued by the MIPA, went into effect on January 1, 2004. That Bulletin establishes general criteria for the identification and, if applicable, recording of losses from impairment or decrease in value of long-lived tangible and intangible assets, including goodwill. Additionally, it defines concepts such as net sales price and value in use for the valuation of long-lived assets. PEMEX carried out, at January 1, 2004, a study to determine the value in use of its long-lived assets. That study did not identify a significant impairment loss or decrease in value of the long-lived assets.

b. The Board of Directors of Petróleos Mexicanos in its ordinary session of February 11, 2004, approved the change in accounting policy for the recording of exploration and drilling costs, to be applied in 2004, using the successful efforts method, instead of the policy currently used through the reserve for exploration and depletion.

c. At April 20, 2004, date of issuance of the audited consolidated financial statements, the average price per barrel of crude oil for exportation was 28.44 U.S. dollars; this price increased approximately 12% over the same average price at December 31, 2003, which was 25.36 U.S. dollars per barrel.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

RELATIONS OF SHARES INVESTMENTS

(Thousands of Pesos)

ANNEX 3

CONSOLIDATED

AUDITED INFORMATION Final printing

COMPANY NAME (1)	MAIN ACTIVITIES	No. OF SHARES	PERCENTAGE OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	CURRENT VALUE (3)
SUBSIDIARIES					
Integrated Trade System Inc.	Technical and Computing Services	8,860	100.00	34,920	143,910
Kot Insurance Company, Ltd.	Reinsurance	7,000,000	100.00	22,676	1,234,712
P.M.I. Comercio Internacional, S.A de C.V	International trader of crude oil	2,214,241	98.33	22,142	264,963
P.M.I. Holdings B.V.	Holding	40	100.00	79	-600,110
P.M.I. Holdings N.V.	Holding	6,200	100.00	7,956	1,139,529
P.M.I. Trading Ltd.	International trader of refined products	4,900	48.51	587	1,235,720
P.M.I. Marine Ltd.	Trader of crude oil	230,275	100.00	17,509	33,922
Mex-Gas Internacional, Ltd.	Trader of gas	1,000	100.00	28,217	387,811
OTHER SUBSIDIARIES (4) (N° SUBS)					
Total Investments in Subsidiaries				134,086	3,840,457
AFFILIATES					
Repsol YPF	Oil & gas company	58,664,704	4.94	3,949,146	3,934,285
Deer Park Refining Limited	Oil & gas company	1	0.00	0	3,444,733
Mexicana de Lubricantes, S.A. de C.V. (Mexlub).	Refining company	17,879,561	46.80	178,796	128,540
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	670,454
I.I.I., S.A	Assets Holding	62,165,678	100.00	62,167	853,754
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploration	25,333,847	60.00	8,152	30,008
Pan American Suphur Company, Ltd.	Sulphur storage and distribution	1,498	99.87	5,271	10,111
Pasco Terminals	Suphuric acid storage and distribution	1,000	100.00	47,325	17,129
Other Investments		1	0.00	0	319,069
		0	0.00	0	0
Total Investments in Affiliates				4,644,436	9,408,083
OTHER PERMANENT INVESTMENTS					1,390,174
T O T A L					14,638,714

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

AUDITED INFORMATION Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) Time Interval						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANK LOANS (3)																
FOREIGN TRADE																
NACIONAL FINANCIERA,S.N.C. (6) (11)	21/10/2004	6.64	4,500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA-MEXICO,S.A.(BBV) (6) (11)	26/09/2005	6.49	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO MERCANTIL DEL NORTE,S.A.GRUPO FIN. BANORTE (6) (11)	04/07/2006	6.39	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (6) (11)	17/09/2006	6.17	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (11)	18/12/2008	6.35	277,778	2,222,222	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (11)	23/12/2008	6.29	0	4,945,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D.F. (6) (7)	23/12/2008	8.40	0	2,055,000	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (11)	28/07/2006	6.43	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (1) (8)	19/08/2005	1.94	0	0	0	2,247,200	3,370,800	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (1) (7)	30/06/2018	8.11	0	0	0	337,080	224,720	224,720	224,720	2,359,560	0	0	0	0	0	0
BANCO SANTANDER MEXICANO,S.A. (1) (8)	19/09/2013	1.94	0	0	0	112,360	112,360	112,360	112,360	674,160	0	0	0	0	0	0
BANCO SANTANDER MEXICANO,S.A. (1) (8)	30/11/2006	2.12	0	0	0	0	0	2,809,000	0	0	0	0	0	0	0	0
BANOBRAS (1) (8)	17/11/2006	1.96	0	0	0	3,032	1,515	1,515	0	0	0	0	0	0	0	0
BANOBRAS (1) (8)	28/12/2006	2.35	0	0	0	758,094	379,189	379,189	0	0	0	0	0	0	0	0
BANCA SERFIN S.A. (1) (8)	28/04/2008	2.12	0	0	0	2,247,200	1,123,600	1,123,600	1,123,600	1,123,600	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL LOS ANGELES (1) (8)	13/02/2004	1.95	0	0	0	1,685,400	0	0	0	0	0	0	0	0	0	0
NACIONAL FINANCIERA,S.N.C. (1) (7)	29/12/2008	8.11	0	0	0	0	0	0	0	1,123,600	0	0	0	0	0	0
BANK OF AMERICA (1) (8)	23/12/2006	1.96	0	0	0	0	0	0	0	0	0	5,754	2,884	2,884	0	0
BANK OF AMERICA (1) (8)	23/12/2006	2.35	0	0	0	0	0	0	0	0	0	834,263	418,688	418,688	0	0
BANK OF AMERICA (2) (8)	23/12/2006	3.00	0	0	0	0	0	0	0	0	0	1,172	591	591	0	0
BANK OF AMERICA (2) (8)	23/12/2006	3.76	0	0	0	0	0	0	0	0	0	11,832	5,914	5,914	0	0
BANK OF AMERICA (4) (8)	23/12/2006	1.06	0	0	0	0	0	0	0	0	0	· 2,072	1,036	1,036	0	0
CITIBANK N.A. (1) (8)	27/12/2007	1.94	0	0	0	0	0	0	0	0	0	6,226,617	1,872,667	17,556,250	2,809,000	0
CITIBANK N.A. (1) (8)	16/04/2004	2.12	0	0	0	0	0	0	0	0	0	2,247,200	0	0	0	0
CITIBANK N.A. (1) (8)	17/05/2004	2.35	0	0	0	0	0	0	0	0	0	2,303,380	0	0	0	0
DERIVACION DE FONDOS (1) (8)	21/03/2005	2.35	0	0	0	0	0	0	0	0	0	2,982,486	1,127,438	782,515	0	0
DERIVACION DE FONDOS (2) (8)	16/11/2006	3.76	0	0	0	0	0	0	0	0	0	24,813	9,835	7,218	0	0
J.P. MORGAN CHASE (1) (8)	10/06/2005	1.94	0	0	0	0	0	0	0	0	0	1,966,300	2,809,000	0	0	0
BANCO SANTANDER CENTRAL HISPANO (1) (8)	20/03/2007	1.94	0	0	0	0	0	0	0	0	0	3,483,160	674,160	674,160	674,160	0
BAYERISCHE LANDESBANK GIROZENTRALE (1) (8)	09/09/2004	1.94	0	0	0	0	0	0	0	0	0	561,800	0	0	0	0
CREDIT AGRICOLE INDOSUEZ NEW YORK BRANCH (1) (8)	30/01/2004	1.94	0	0	0	0	0	0	0	0	0	561,800	0	0	0	0
SANPAOLO IMI BANK N.Y. (1) (8)	18/06/2004	1.95	0	0	0	0	0	0	0	0	0	280,900	0	0	0	0
THE BANK OF NEW YORK (1) (8)	04/09/2004	1.95	0	0	0	0	0	0	0	0	0	449,440	0	0	0	0
WESTLB AG,LONDON BRANCH (1) (8)	11/10/2006	1.94	0	0	0	0	0	0	0	0	0	0	112,360	337,080	0	0
PEMEX CAPITAL,INC. (1) (10)	03/05/2004	1.09	0	0	0	0	0	0	0	0	0	4,853,952	0	0	0	0
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	07/02/2012	8.00	0	0	0	0	0	0	0	0	0	81,867	107,352	124,043	229,717	1,020,396
GENERAL FOODS CREDIT INVESTORS (1) (7)	15/03/2004	8.22	0	0	0	0	0	0	0	0	0	489,072	0	0	0	0
MIZUHO BANK (1) (8)	15/03/2004	2.35	0	0	0	0	0	0	0	0	0	1,516,860	0	0	0	0
VERIZON CAPITAL CORPORATION (1) (7)	15/09/2009	8.33	0	0	0	0	0	0	0	0	0	24,773	49,547	24,773	24,773	49,686
GENERAL FOODS CREDIT INVESTORS (1) (7)	30/05/2009	8.12	0	0	0	0	0	0	0	0	0	48,344	66,679	146,742	173,049	197,056
INTEREST PAYABLE			20,356	0	0	187,186	0	0	0	0	0	526,386	0	0	0	0
CONPROCA, S.A. DE CV	15/06/2010	8.40	0	0	0	1,628,875	1,768,575	1,920,257	2,084,947	6,028,588	0	0	0	0	0	0
FSO INC. (1) (7)	30/09/2008	15.00	0	0	0	194,278	208,660	242,203	281,138	226,178	0	0	0	0	0	0
INTEREST PAYABLE - CONTRACTORS			0	0	0	63,997	0	0	0	0	0	0	0	0	0	0
MINATITLAN			0	0	0	0	379,043	0	0	0	0	0	0	0	0	0
PEMEX FINANCE (1) (7) (10)	15/11/2018	8.05	0	0	0	0	0	0	0	0	0	0	6,669,746	4,719,412	5,368,253	21,392,929
PEMEX FINANCE (1) (8) (10)	04/07/2014	4.48	0	0	0	0	0	0	0	0	0	0	356,805	0	0	1,949,930
GUARANTEED BANK LOANS																

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

AUDITED INFORMATION Final printing

					Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Time Interval						Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
NACIONAL FINANCIERA,S.N.C. (3) (7)	15/12/2009	2.40	0	0	0	252,084	252,084	252,084	252,084	504,150	0	0	0	0	0	0
NACIONAL FINANCIERA,S.N.C. (3) (7)	20/11/2015	3.16	0	0	0	337,777	337,777	337,777	337,777	2,702,215	0	0	0	0	0	0
EKSPORTFINANS ASA (1) (7) (10)	03/02/2012	5.42	0	0	0	0	0	0	0	0	0	210,202	249,930	249,930	246,708	315,695
ABN AMRO BANK,N.V. (1) (8)	15/12/2013	1.94	0	0	0	0	0	0	0	0	0	1,812,754	1,812,754	1,812,754	1,812,754	7,010,357
ABN AMRO BANK,N.V. (1) (7)	29/03/2014	5.42	0	0	0	0	0	0	0	0	0	51,443	102,887	102,887	102,887	668,765
BANCO SANTANDER CENTRAL HISPANO (1) (8)	28/02/2008	1.94	0	0	0	0	0	0	0	0	0	273,358	273,358	201,202	138,526	34,815
BARCLAYS BANK,P.L.C. (1) (8)	20/03/2014	1.94	0	0	0	0	0	0	0	0	0	529,943	544,603	544,603	544,603	2,562,478
BNP PARIBAS (1) (8)	15/03/2014	1.94	0	0	0	0	0	0	0	0	0	95,994	1,596,488	191,988	191,988	1,247,922
BNP PARIBAS (1) (8)	11/12/2004	2.12	0	0	0	0	0	0	0	0	0	842,700	0	0	0	0
DRESDNER BANK AG (1) (8)	06/01/2012	1.94	0	0	0	0	0	0	0	0	0	268,749	268,749	268,749	268,749	1,190,420
EXPORT DEVELOPMENT CANADA (1) (8)	28/07/2013	1.94	0	0	0	0	0	0	0	0	0	370,438	334,687	325,305	322,347	1,076,648
EXPORT DEVELOPMENT CANADA (1) (7)	15/05/2006	8.11	0	0	0	0	0	0	0	0	0	14,677	13,496	4,638	0	0
HSBC INVESTMENT BANK,PLC (1) (7)	26/09/2011	8.11	0	0	0	0	0	0	0	0	0	93,053	93,053	93,053	90,348	246,750
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	31/12/2012	1.94	0	0	0	0	0	0	0	0	0	233,353	233,353	233,353	233,353	1,026,524
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (7)	15/12/2006	8.11	0	0	0	0	0	0	0	0	0	28,704	24,443	20,371	0	0
MEDIOCREDITO CENTRALE S.P.A. (1) (8)	30/04/2012	1.94	0	0	0	0	0	0	0	0	0	53,175	53,175	53,175	53,175	239,287
HSBC INVESTMENT BANK, PLC (1) (8) (10)	19/04/2014	1.94	0	0	0	0	0	0	0	0	0	6,668	13,336	13,336	13,336	86,683
HSBC INVESTMENT BANK, PLC (1) (7) (10)	29/10/2007	5.42	0	0	0	0	0	0	0	0	0	103,810	78,070	52,249	23,734	0
NATEXIS BANQUE (2) (7)	30/06/2016	6.94	0	0	0	0	0	0	0	0	0	750	750	750	750	4,946
SOCIETE GENERALE (1) (8)	30/01/2009	1.94	0	0	0	0	0	0	0	0	0	657,577	591,743	495,528	295,487	201,983
STANDARD CHARTERED BANK (1) (8)	20/12/2013	1.94	0	0	0	0	0	0	0	0	0	241,905	206,984	206,984	206,984	1,143,362
J.P. MORGAN CHASE (1) (8) (10)	03/08/2012	1.94	0	0	0	0	0	0	0	0	0	69,499	69,499	69,499	69,499	291,929
DEUTSCHE BANK (1) (8)	15/12/2013	1.94	0	0	0	0	0	0	0	0	0	26,661	26,661	26,661	26,661	142,222
TORONTO DOMINION BANK (1) (8)	20/04/2009	1.94	0	0	0	0	0	0	0	0	0	20,635	41,271	41,271	41,271	57,935
THE BANK OF TOKYO,MITSUBISHI,LTD. (1) (8)	14/03/2013	1.94	0	0	0	0	0	0	0	0	0	249,689	499,378	499,378	499,378	2,746,578
JAPAN BANK FOR INTERNATIONAL COOPERATION (3) (7) (10)	06/07/2011	2.40	0	0	0	0	0	0	0	0	0	68,352	68,352	68,352	68,352	239,207
THE EXPORT-IMPORT BANK OF KOREA (1) (7)	06/01/2012	5.42	0	0	0	0	0	0	0	0	0	224,720	224,720	224,720	224,720	1,011,240
MIZUHO CORPORATE BANK, LTD (1) (8)	06/08/2006	1.94	0	0	0	0	0	0	0	0	0	54,202	54,202	26,944	0	0
MIZUHO CORPARATE BANK, LTD (3) (7) (10)	20/05/2010	2.40	0	0	0	0	0	0	0	0	0	1,463,762	1,463,762	1,463,762	1,463,762	3,659,392
INTEREST PAYABLE			0	0	0	16,362	0	0	0	0	0	242,033	0	0	0	0
TOTAL BANK LOANS			4,798,134	14,222,222	0	10,070,925	8,158,323	7,402,705	4,416,626	14,742,051	0	37,793,049	23,224,406	32,092,748	16,218,324	49,815,135
STOCK EXCHANGE (3)																
LISTED AT THE STOCK EXCHANGE																
GUARANTEED																
DEUTSCHE BANK (1) (8)	01/07/2005	1.15	0	0	0	0	0	0	0	0	0	0	5,618,000	0	0	0
DEUTSCHE BANK (1) (7)	02/01/2005	6.50	0	0	0	0	0	0	0	0	0	0	6,741,600	0	0	0
DEUTSCHE BANK (1) (7)	02/01/2009	7.88	0	0	0	0	0	0	0	0	0	0	0	0	0	11,236,000
DEUTSCHE BANK (1) (7)	15/11/2011	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	8,427,000
DEUTSCHE BANK (1) (7)	30/03/2005	8.38	0	0	0	0	0	0	0	0	0	0	3,932,600	0	0	0
DEUTSCHE BANK (1) (7)	02/01/2022	8.63	0	0	0	0	0	0	0	0	0	0	0	0	0	14,045,000
DEUTSCHE BANK (1) (7)	15/09/2007	8.85	0	0	0	0	0	0	0	0	0	0	0	0	6,741,600	0
DEUTSCHE BANK (1) (7)	30/03/2018	9.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,932,600
DEUTSCHE BANK (1) (7)	12/02/2008	9.38	0	0	0	0	0	0	0	0	0	0	0	0	0	6,721,825
DEUTSCHE BANK (1) (7)	15/09/2027	9.50	0	0	0	0	0	0	0	0	0	0	0	5,618,000	0	4,494,400
DEUTSCHE BANK (1) (7)	15/08/2008	6.13	0	0	0	0	0	0	0	0	0	0	0	0	0	8,427,000
DEUTSCHE BANK (1) (7)	15/12/2014	7.38	0	0	0	0	0	0	0	0	0	0	0	0	0	19,663,000
DEUTSCHE BANK (1) (7)	15/02/2008	8.50	0	0	0	0	0	0	0	0	0	0	0	0	0	11,236,000
DEUTSCHE BANK (1) (7)	13/10/2010	9.13	0	0	0	0	0	0	0	0	0	0	0	0	0	11,236,000
DEUTSCHE BANK (2) (7)	08/02/2007	7.75	0	0	0	0	0	0	0	0	0	0	0	0	7,081,500	0
DEUTSCHE BANK (2) (8)	03/04/2008	7.59	0	0	0	0	0	0	0	0	0	0	0	0	0	1,462,916

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

AUDITED INFORMATION Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos)					
					Time Interval						Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
DEUTSCHE BANK (5) (7)	18/12/2013	7.50	0	0	0	0	0	0	0	0	0	0	0	0	0	8,036,880
DEUTSCHE BANK (3) (7)	12/05/2023	3.50	0	0	0	0	0	0	0	0	0	0	0	0	0	3,144,000
J.P. MORGAN CHASE (1) (8)	15/10/2009	1.15	0	0	0	0	0	0	0	0	0	0	0	0	0	5,618,000
J.P. MORGAN CHASE (2) (7)	08/05/2013	6.25	0	0	0	0	0	0	0	0	0	0	0	0	0	7,081,500
J.P. MORGAN CHASE (2) (7)	04/05/2010	6.63	0	0	0	0	0	0	0	0	0	0	0	0	0	10,622,250
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (7)	14/10/2010	8.38	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (12)	18/10/2007	6.11	0	3,000,000	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (12)	10/08/2009	6.46	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
LLOYDS TSB (5) (7)	30/03/2006	14.50	0	0	0	0	0	0	0	0	0	0	0	1,004,610	0	0
CITIBANK N.A. (1) (7)	06/01/2007	9.00	0	0	0	0	0	0	0	0	0	0	0	0	2,809,000	0
CITIBANK N.A. (2) (8)	14/04/2004	2.13	0	0	0	0	0	0	0	0	0	2,560,103	0	0	0	0
CITIBANK N.A. (2) (7)	13/08/2007	7.38	0	0	0	0	0	0	0	0	0	0	0	0	5485934	0
INTEREST PAYABLE			80,958	0	0	0	0	0	0	0	0	4,087,457	0	0	0	0
TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS			80,958	6,500,000	0	0	0	0	0	0	0	6,647,560	16,292,200	6,622,610	22,118,034	135,384,371
SUPPLIERS																
OTHER SUPPLIERS			33,541,237	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			33,541,237	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTHER LIABILITIES			7,339,932	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES, OTHER CREDITS			7,339,932	0	0	0	0	0	0	0	0	0	0	0	0	0
GENERAL TOTAL			45,760,261	20,722,222	0	10,070,925	8,158,323	7,402,705	4,416,626	14,742,051	0	44,440,609	39,516,606	38,715,358	38,336,358	185,199,506

(1) *In the bank loans or suppliers loans denominated in pesos, only those credits contracted in Mexican currency will be included.*

(2) In the credits denominated in foreign currency, distinction should be made between credits contracted with National institutions and those contracted abroad.

(3) Credits denominated in Mexican currency from National institutions as well as those from International institutions, should be broken down in short term and long term balances, using the column of the current year for those liabilities that are due in the fiscal year that is being reported and depending on their maturity due date, they will be registered in the column of up to 1 year, up to 2 years, up to 3 years, up to 4 years, up to 5 years or more, as corresponding.

(4) In guaranteed credits it should be specified to what kind of guarantee they belong, for example: (to exports credit guarantee, letter of credit or other guarantees).

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

AUDITED INFORMATION Final printing

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION					
TOTAL ASSETS	**5,779,829**	**64,942,159**	**352,701**	**3,962,948**	**68,905,107**
LIABILITIES POSITION	**29,843,201**	**335,318,206**	**5,987,327**	**67,273,605**	**402,591,811**
SHORT TERM LIABILITIES POSITION	6,043,782	67,907,934	288,806	3,245,024	71,152,958
LONG TERM LIABILITIES POSITION	23,799,419	267,410,272	5,698,521	64,028,581	331,438,853
NET BALANCE	**-24,063,372**	**-270,376,047**	**-5,634,626**	**-63,310,657**	**-333,686,704**

(1) FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

OBSERVATIONS

American Dollars 11.2360
Japanese Yens 0.1048
Sterling Pounds 20.0922
Swiss Francs 9.0833
Euros 14.1630

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

AUDITED INFORMATION Final printing **NOT APPLICABLE**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBER	0	0	0	0	0
OCTOBER	0	0	0	0	0
NOVEMBER	0	0	0	0	0
DECEMBER	0	0	0	0	11,494,350
ACTUALIZATION :	0	0	0	0	0
CAPITALIZATION :	0	0	0	0	0
FOREIGN CORP. :	0	0	0	0	0
OTHERS	0	0	0	0	0
TOTAL					11,494,350

OBSERVATIONS

PETROLEOS MEXICANOS AND ITS SUBSIDIARY ENTITIES ADOPTED THE PROVISIONS OF BULLETIN "B-10" AS OF THE FISCAL YEAR OF 2003. THE EFFECTS OF THIS APPLICATION WERE INCORPORATED TO THE ACCOUNTING OF THE ENTITIES THAT CONSOLIDATE AS OF THE FOURTH QUARTER OF THE YEAR, WITH RETROACTIVE EFFECTS AS OF JANUARY 2003. CORPORATE PEMEX, AS THE CONSOLIDATING UNIT, CONSIDERED THE RESULTS BY MONETARY POSITION, THROUGH THE CONSOLIDATING PROCESS PERFORMED IN THE LAST QUARTER OF 2003. THUS, WE CONSIDER THIS ANNEX AS NON APPLICABLE.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

AUDITED INFORMATION Final printing

FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE
DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS OBTAINED UNDER THIS PROGRAM.
ACTUAL SITUATION OF FINANCIAL LIMITS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/0R SERVICE

ANNEX 9

CONSOLIDATED

AUDITED INFORMATION Final printing

FACILITY OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% USED
PEP		0	0
Crude oil production (tbpd)		3,540	95
Gas Production (mmcfpd)		4,638	97
REFINING		0	0
Atmospheric destillation capacity (tbpd)		1,540	82
Cadereyta		275	77
Madero		190	75
Minatitlán		185	96
Salamanca		245	64
Salina Cruz		330	92
Tula		315	86
Storage and Distribution Facilities (tbpd)		0	0
GAS AND BASIC PETROCHEMICALS		0	0
Sweetening Gas plant (mmcfpd)		4,495	75
Cactus		1,960	78
Nuevo Pemex		880	79
Ciudad Pemex		1,290	72
Matapionche		109	91
Poza Rica		230	35
Arenque		26	100
PETROCHEMICALS		0	0
Production Capacity (tt)		12,496	49
Camargo (in desincorporation process)		333	0*
Cangrejera		3,205	80
Cosoleacaque		4,975	24
Escolín		337	10
Independencia		288	70
Morelos		2,263	69
Pajaritos		1,021	49
Tula		76	76
Distribution Facilities		234	91
Petrochemicals (tt) Note 1		0	0

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

Note 1.- Arenque has a utilization percentage of 108.5, but due to capturing reasons 100% is shown, since the system does not accept values higher than this percentage.
Note 2.- This plant is out of order.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

AUDITED INFORMATION Final printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	TOTAL PRODUCTION COST %
CRUDE OIL	PEMEX EXPLORATION & PRODUCTION				74.00
WET SWEET GAS	PEMEX EXPLORATION & PRODUCTION				11.00
CONDENSATES	PEMEX EXPLORATION & PRODUCTION				8.00
SOUR WET GAS	PEMEX EXPLORATION & PRODUCTION				73.00

OBSERVATIONS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

DOMESTIC SALES

ANNEX 11

CONSOLIDATED

AUDITED INFORMATION Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		% OF MARKET	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE	TRADEMARKS	COSTUMERS
REFINED PRODUCTS:							
L.P. GAS	246		327	36,465,093			
MAGNA SIN GASOLINE	397		500	80,842,398	100	Pemex Magna	DISTRIBUTORS
PREMIUM GASOLINE	38		100	18,360,861	100	Pemex Premium	DISTRIBUTORS
JET FUEL	60		54	7,225,201			
DIESEL	308		295	44,690,990	100	Pemex Diesel	DISTRIBUTORS
FUEL OIL	397		355	30,498,062			
OTHER REFINED PRODUCTS	112		54	4,785,310			
PETROCHEMICAL PRODUCTS:							
METHANE DERIVATIVES	1,383		732	1,648,524	83	(1)	(5)
ETHANE DERIVATIVES	2,218		916	6,196,994	54	(2)	(6)
AROMATICS AND DERIVATIVES	794		330	1,911,166	32	(3)	(7)
PROPYLENE AND DERIVATIVES	108		100	1,655,587	21	(4)	(8)
OTHER PETROCHEMICAL PRODUCTS	5,794		1,067	808,945			
DRY GAS	3,029		2,621	51,883,766			
IEPS				94,076,298			
EFFECT B-10				6,187,390			
T O T A L		0		387,236,585			

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

EXPORT SALES

ANNEX 11

CONSOLIDATED

AUDITED INFORMATION Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES			MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINY	TRADEMARKS	COSTUMERS
CRUDE OIL			1,844	179,766,092	U.S.A. & CAN	NOT APPLICABLE	SEVERAL
REFINED PRODUCTS			179	17,524,060			
PETROCHEMICAL PRODUCTS			835	1,600,909			
MARGINAL EFFECT				35,029,351			
B-10 EFFECT				4,271,657			
TOTAL				238,192,069			

OBSERVATIONS:

Tbd - thousand barrels per day
M$ - thousands of pesos
MMcfpd - million cubic feet per day
Tt - thousand tons
(1) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ammonia and methanol.
(2) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acetaldehyde, ethylene, glycols, PEAD, PEBD, ethylene oxide and vinyl chloride.
(3) It includes the contribution made by Pemex Petrochemicalss to the domestic market of the following products: bencene, styrene, toluene, xylenes and paraxylenes.
(4) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acrylonitrile and propylene.
(5) UNIVEX, S.A.; MASAGRO S.A. DE C.V.; PRAXAIR MEXICO S.A. DE C.V.; INTEGRADORA APRODIFER, S.A. DE C.V.; AGROGEN, S.A. DE C.V.; FERTIREY, S.A. DE C.V.
(6) POLIOLES, S.A. DE C.V.; INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.; GRUPO CELANESE, S.A.; POLIMERO Y MATERIAS PRIMAS
(7) PETROCEL, S.A.; RESIRENE, S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.; NEGOCIACION ALVI, S.A. DE C.V.; POLIESTIRENO Y DERIVADOS, S.A. DE C.V.;
(8) CELULOSA Y DERIVADOS, S.A. DE C.V.; GRUPO CELANESE, S.A.; DOW QUIMICA MEXICANA, S.A. DE C.V.; KALTEX FIBERS, S.A. DE C.V.

The volumes are given in thousand barrels per day, except the petrochemical products which are given in thousands of tons and dry gas which is given in millions of cubic feet per day.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

AUDITED INFORMATION Final printing

SERIAL	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0			0	0	82,620,239
TOTAL			0	0	0	0	0	82,620,239

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

SHARES PROPORTION BY:

CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIAL	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

OBSERVATIONS

THE VARIABLE CAPITAL STOCK STATED HERE IS NOT REPRESENTED BY SHARES, SINCE PEMEX DOES NOT HAVE SHARES, BUT CERTIFICATES OF CONTRIBUTION BY THE FEDERAL GOVERNMENT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 13

CONSOLIDATED

AUDITED INFORMATION Final printing

DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

CONSOLIDATED

AUDITED INFORMATION Final printing

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of the subsidiaries that are reported in U.S.A. dollars were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the MIPA, as follows:

BALANCE SHEET:
All balance sheet amounts, were translated at the prevailing exchange rate at period-end.

STATEMENT OF RESULTS:
The statement of results amounts were translated at the average exchange rate of the end of the reporting period. The resulting difference in the translation of the two Financial Statements, is registered in the Equity as a result of translation.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

ISSUER GENERAL INFORMATION

COMPANY:	PETROLEOS MEXICANOS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	1944 25 00
FAX:	1944 89 00
E-MAIL:	
INTERNET PAGE:	www.pemex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID:	PME 380607P35
FISCAL ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME:	ACCOUNTANT MARIA MAGDALENA ROBLES BARCELATA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 42
FAX:	19 44 84 37
E-MAIL:	mrobles@dcf.pemex.com

OFFICERS INFORMATION

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC. FELIPE CALDERON HINOJA
ADDRESS:	INSURGENTES SUR 890
	COL. DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	50 00 60 31
FAX:	5000 62 22
E-MAIL:	felipech@energia.gob.mx

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

POSITION BMV:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	ING. RAUL MUÑOZ LEOS
ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 19
FAX:	19 44 95 85
E-MAIL:	directorgeneral@pemex.com

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	DR. JUAN JOSÉ SUÁREZ COPPEL
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 97 79
FAX:	19 44 93 78
E-MAIL:	jjsuarez@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS
NAME:	LIC. RICARDO FERNÁNDEZ DELGADO
ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 92 11
FAX:	19 44 89 00
E-MAIL:	rfernandezd@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND REPURCHASES VIA EMISNET
POSITION:	
NAME:	
ADDRES:	
ZIP:	
CITY:	MEXICO, D.F.
TELEPHONE:	
FAX:	
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF THE LEGAL AREA
POSITION:	GENERAL COUNSEL OF PETRÓLEOS MEXICANOS
NAME:	LIC. JUAN CARLOS SORIANO ROSAS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 84 25
FAX:	19 44 93 07
E-MAIL:	jcsoriano@dca.pemex.com

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. JOSÉ CÉSAR NAVA VÁZQUEZ
ADDRESS:	INSURGENTES SUR 890
	DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	5000 6231
FAX:	5000 6048
E-MAIL:	jcnava@energia.gob.mx

POSITION BMV:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
POSITION:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
NAME:	LIC. RAOUL CAPDEVIELLE OROZCO
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 30
FAX:	19 44 80 81
E-MAIL:	

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	ADVISOR COORDINATOR OF THE CHIEF FINANCIAL OFFICER
NAME:	LIC. ESTEBAN LEVÍN BALCELLS
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 15
FAX:	19 44 81 47
E-MAIL:	elevin@dcf.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING
NAME:	C.P. ENRIQUE DÍAZ ESCALANTE
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 73
FAX:	19 44 92 93
E-MAIL:	ediaz@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	DEPUTY MANAGING DIRECTOR OF INFORMATION AND PRESS RELEASES
NAME:	LIC. MARTHA AVELAR VILLEGAS
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 89 59
FAX:	19 44 94 35
E-MAIL:	mavelar@pemex.com

BOARD OF DIRECTORS

CHAIRMAN OF THE BOARD OF DIRECTORS	Lic.Felipe Calderón Hinojosa
Alternate Member	Lic. Josefina Vázquez Mota
Regular Member	Ing. Ricardo Aldana Prieto
Alternate Member	Sr. Sergio López Salinas
Regular Member	Lic. Fernando Canales Clariond
Alternate Member	Dr. Eduardo Sojo Garza Aldape
Regular Member	Ing. Alberto Cárdenas Jiménez
Alternate Member	Lic. Carlos María Abascal Carranza
Regular Member	Arq. Pedro Cerisola Weber
Alternate Member	Lic. Ramón Muñoz Gutiérrez
Regular Member	Dr. Luis Ernesto Derbez Bautista
Alternate Member	Dra. Lourdes Dieck Assad
Regular Member	Lic. José Francisco Gil Díaz
Alternate Member	Dr. Carlos Hurtado López
Regular Member	Sr. Ramón Hernández Toledo
Alternate Member	Sr. César Rodríguez Hipólito
Regular Member	Sr. Mario Martínez Aldana
Alternate Member	Sra. Yomara Abdeslem Sosa
Regular Member	Sr. Pablo Pavón Vinales
Alternate Member	Sr. Donaciano González Hidalgo
Regular Member	Sr. Alejandro Sánchez Narvánez
Alternate Member	Sr. José Luis Magaña Díaz
Secretary of the Board of Directors	Lic. José César Nava Vázquez
Prosecretary of the Board of Directors	Lic. Raoul Capdevielle Orozco
Regular Public Commissioner	Lic. Eduardo Romero Ramos
Alternate Public Commissioner	Lic. Roberto Anaya Moreno

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

STATEMENT OF THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION.

THE UNDERSIGNED HEREBY SWEAR, IN THE SCOPE OF OUR FUNCTIONS, THAT WE PREPARED THE FINANCIAL INFORMATION RELATED WITH THE ISSUER'S QUARTER REPORT HEREIN SUPPLIED, WHICH, TO OUR KNOWLEDGE, REASONABLY REFLECTS THE SITUATION OF THE ISSUER. WE ALSO HEREBY SWEAR THAT WE HAVE NO KNOWLEDGE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR FALSELY REPRESENTED IN THIS QUARTER REPORT, OR THAT SUCH REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE INVESTORS.

RICARDO FERNÁNDEZ DELGADO
ASSOCIATE MANAGING DIRECTOR OF
FINANCIAL LEGAL AFFAIRS

ENRIQUE DÍAZ ESCALANTE
ASSOCIATE MANAGING DIRECTOR OF
ACCOUNTING

MEXICO CITY, MAY 31st, 2004

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED

AUDITED INFORMATION Final printing

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS , AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.